Execution Version

EQUINOX GOLD CORP.

AND

CALIBRE MINING CORP.

ARRANGEMENT AGREEMENT

DATED February 23, 2025

Table of Contents

(continued)

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated February 23, 2025

B E T W E E N:

EQUINOX GOLD CORP., a corporation existing under the laws of

British Columbia ("Acquiror")

AND:

CALIBRE MINING CORP., a corporation existing under the laws of

British Columbia ("Company")

WHEREAS:

A. The Company Board has (i) unanimously determined that the business combination between Company and Acquiror to be effected by way of the Plan of Arrangement is in the best interests of Company, (ii) approved the transactions contemplated by this Agreement, and (iii) unanimously determined to recommend approval of the Plan of Arrangement by the Company Securityholders.

B. The Acquiror Board has (i) unanimously determined that the business combination between Company and Acquiror to be effected by way of the Plan of Arrangement is in the best interests of Acquiror, (ii) approved the transactions contemplated by this Agreement, and (iii) unanimously determined to recommend approval of the issue of the Consideration Shares pursuant to the Arrangement by the Acquiror Shareholders.

C. In furtherance of such business combination between Company and Acquiror, the Company Board has agreed to submit the Plan of Arrangement to the Company Securityholders and the Court for approval as contemplated hereby, and the Acquiror Board has agreed to submit the issue of the Consideration Shares as contemplated hereby to the Acquiror Shareholders for approval.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"Acquiror" has the meaning ascribed to such term in the recitals;

"Acquiror Benefit Plans" has the meaning ascribed to such term in Section 4.1(ee);

"Acquiror Board" means the board of directors of Acquiror as the same is constituted from time to time;

"Acquiror Board Recommendation" has the meaning ascribed to such term in Section 2.2(b)(ii);

"Acquiror Circular" means the notice of the Acquiror Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Acquiror Shareholders in connection with the Acquiror Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

"Acquiror Convertible Notes" means, collectively, the 2020 Convertible Notes and the 2023 Convertible Notes, as amended, each as defined in the Acquiror Public Disclosure Record;

"Acquiror Data Room Information" means the information contained in the files, reports, data, documents and other materials relating to Acquiror and its subsidiaries as provided in the electronic data room hosted by Acquiror in connection with the transactions contemplated hereby as of February 23, 2025;

"Acquiror Disclosure Letter" means the disclosure letter executed by Acquiror and delivered to Company in connection with the execution of this Agreement;

"Acquiror Expense Reimbursement" has the meaning ascribed to such term in Section 7.4.10;

"Acquiror Financial Statements" has the meaning ascribed to such term in Section 4.1(i);

"Acquiror Locked-up Shareholders" means each of the senior officers and directors of Acquiror;

"Acquiror Material Contracts" has the meaning ascribed to such term in Section 4.1(y);

"Acquiror Material Permits" has the meaning ascribed to such term in Section 4.1(z);

"Acquiror Meeting" means the special meeting of the Acquiror Shareholders, including any adjournment or postponement thereof, to be called and held to consider and, if thought appropriate, approve the Acquiror Resolution;

"Acquiror Options" means the outstanding options to purchase Acquiror Shares granted under the Acquiror Stock Option Plan, Leagold Mining Corporation stock option plan and Premier Gold Mines Limited stock option plan;

"Acquiror Properties" means the Mesquite Gold Mine, the Aurizona Gold Mine, the Castle Mountain Gold Project, the Los Filos Mining Complex, the Fazenda Mine, the Santa Luz Project and the Greenstone Gold Mine, each as more particularly described in the Acquiror Public Disclosure Record;

"Acquiror PRSU" means a performance-based restricted share unit issued pursuant to the Acquiror Restricted Share Unit Plan;

"Acquiror Public Disclosure Record" means all documents and information required to be filed or furnished, as applicable, by Acquiror under applicable Securities Laws on SEDAR+ or pursuant to the U.S. Exchange Act, during the three years prior to the date hereof;

"Acquiror Regulatory Authorities" has the meaning ascribed to such term in Section 4.1(dd);

"Acquiror Regulatory Authorizations" has the meaning ascribed to such term in Section 4.1(dd);

"Acquiror Resolution" means the ordinary resolution of the holders of outstanding Acquiror Shares approving the issue of the Consideration Shares pursuant to the Arrangement, substantially in the form and content attached hereto as Schedule C;

"Acquiror Restricted Share Unit Plan" means the restricted share unit plan of Acquiror adopted by the Acquiror Shareholders on May 4, 2022, as amended;

"Acquiror RSU" means a restricted share unit issued pursuant to the Acquiror Restricted Share Unit Plan;

"Acquiror Shareholder Approval" means the approval of the Acquiror Resolution by a simple majority of the votes cast in respect of the Acquiror Resolution by Acquiror Shareholders present in person or by proxy at the Acquiror Meeting, as required by the rules of the TSX;

"Acquiror Shareholders" means the holders of outstanding Acquiror Shares;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"Acquiror Stock Option Plan" means the stock option plan adopted by the Acquiror Shareholders on May 15, 2020, as amended;

"Acquiror Termination Fee Event" has the meaning ascribed to such term in Section 7.4.6;

"Acquiror Voting Agreements" means the voting agreements (including all amendments thereto) between Company and the Acquiror Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Acquiror Shares in favour of the Acquiror Resolution;

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from, or public announcement of intention by, any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, disposition, lease, license, joint venture, royalty, stream, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries (including shares of subsidiaries of such Party) that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); or (b) 20% or more of any voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); (ii) any take-over bid, tender offer, treasury issuance, exchange offer or other offer for any class of voting or equity securities of a Party that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party);

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated hereby, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

"affiliate" except where otherwise indicated, has the meaning ascribed thereto in NI 45-106, in force as of the date of this Agreement;

"Agreement" means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Company and Acquiror, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

"Aurizona Gold Mine" means Acquiror's 100%-owned producing Aurizona Gold Mine in Maranhão State, Brazil;

"associate" has the meaning ascribed to such term in the Securities Act;

"BCBCA" means the Business Corporations Act (British Columbia);

"BCSC" means the British Columbia Securities Commission;

"Board" means, in respect of Company, the Company Board and, in respect of Acquiror, the Acquiror Board;

"Board Recommendation" means, in respect of Company, the Company Board Recommendation and, in respect of Acquiror, the Acquiror Board Recommendation;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

"Canadian Competition Approval" mean that, in connection with the transactions contemplated hereby, either (a) the applicable waiting period under section 123 of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter, or (b) the Commissioner shall have issued an Advance Ruling Certificate;

"Castle Mountain Gold Project" means Acquiror's 100%-owned development stage Castle Mountain Gold Mine in California, USA;

"Circular" means, in respect of Company, the Company Circular and, in respect of Acquiror, the Acquiror Circular;

"Change in Recommendation" has the meaning ascribed to such term in Section 7.2.1;

"COFECE" means the Federal Economic Competition Commission of Mexico (Comisión Federal de Competencia Económica), or the Mexican authority that replaces it;

"COFECE Approval" means the unconditional approval of the concentration consisting in the transactions contemplated in this Agreement issued by COFECE, or its tacit approval, due to the statutory term for purposes of issuing the approval elapsing, pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

"Company" has the meaning ascribed to such term in the recitals;

"Company Benefit Plans" has the meaning ascribed to such term in Section 3.1(ee)(i);

"Company Board" means the board of directors of Company as the same is constituted from time to time;

"Company Board Recommendation" has the meaning ascribed to such term in Section 2.2(a)(ii);

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

"Company Convertible Securities" means Company Options, Company Warrants, Company PSUs, Company RSUs, Company SARs, Company Notes and Legacy Marathon Options;

"Company Data Room Information" means the information contained in the files, reports, data, documents and other materials relating to Company and its subsidiaries as provided in the electronic data rooms hosted by Company in connection with the transactions contemplated hereby as of February 23, 2025;

"Company Director Nominees" has the meaning ascribed to such term in Section 2.18(a);

"Company Disclosure Letter" means the disclosure letter executed by Company and delivered to Acquiror in connection with the execution of this Agreement;

"Company Expense Reimbursement" has the meaning ascribed to such term in Section 7.4.7;

"Company Fairness Opinion" has the meaning ascribed to such term in Section 2.2(a)(i);

"Company Financial Statements" has the meaning ascribed to such term in Section 3.1(i);

"Company Financing Warrants" means the Company Share purchase warrants to be issued by Company in connection with the Concurrent Financing to be completed on or before March 6, 2025 or such other date as agreed upon by the Parties in writing;

"Company Incentive Plan" means the amended and restated long term-incentive plan of Company approved for amendment by the Company Shareholders on January 24, 2024, as amended;

"Company Locked-up Shareholders" means each of the senior officers and directors of Company;

"Company Material Contracts" has the meaning ascribed to such term in Section 3.1(y);

"Company Material Permits" has the meaning ascribed to such term in Section 3.1(z);

"Company Meeting" means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Company Notes" means the 5-year $75 million principal amount of notes to be issued by Company in connection with the Concurrent Financing;

"Company Optionholders" means the holders of Company Options;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan;

"Company Properties" means the El Limon Complex, the La Libertad Complex, the Pan Gold Mine and the Valentine Gold Mine, each as more particularly described in the Company Public Disclosure Record;

"Company PSU" means a performance share unit issued pursuant to the Company Incentive Plan;

"Company Public Disclosure Record" means all documents and information required to be filed by Company under applicable Securities Laws on SEDAR+, during the three years prior to the date hereof;

"Company Regulatory Authorities" has the meaning ascribed to such term in Section 3.1(dd);

"Company Regulatory Authorizations" has the meaning ascribed to such term in Section 3.1(dd);

"Company RSU" means a restricted share unit issued pursuant to the Company Incentive Plan;

"Company SAR" means a stock appreciation right issued pursuant to the Company SAR Plan;

"Company SAR Plan" means the cash-settled stock appreciation rights plan of the Company;

"Company Securityholder Approval" has the meaning ascribed to such term in Section 2.3(a)(ii);

"Company Securityholders" means the Company Shareholders and the Company Optionholders;

"Company Shares" means the common shares of Company, as currently constituted;

"Company Shareholders" means the holders of the Company Shares;

"Company Termination Fee Event" has the meaning ascribed to such term in Section 7.4.5;

"Company Voting Agreements" means the voting agreements (including all amendments thereto) between Acquiror and the Company Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Company Shares in favour of the Arrangement Resolution;

"Company Warrant Certificates" means (i) the warrant certificates, as amended, each dated January 24, 2024, representing the Sprott Warrants; and (ii) the warrant certificates to be issued in connection with the Concurrent Financing writing representing the Company Financing Warrants;

"Company Warrants" means Company Share purchase warrants issued under the terms of the Company Warrant Certificates;

"Competition Act" shall mean the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations thereunder;

"Concession" means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

"Concurrent Financing" means the issuance of $75 million principal amount of Company Notes and 16,524,847 Company Financing Warrants to be announced concurrently with the announcement of this Agreement;

"Confidentiality Agreement" means the agreement between Acquiror and Company dated September 25, 2024 pursuant to which Acquiror has been provided with access to confidential information of Company and Company has been provided with access to confidential information of Acquiror;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to the Plan of Arrangement for their Company Shares, consisting of 0.31 of an Acquiror Share for each Company Share;

"Consideration Shares" means the Acquiror Shares to be issued to the Company Shareholders pursuant to the Arrangement;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Company or Acquiror or any of their respective subsidiaries is a party or by which Company or Acquiror or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Corrupt Practices Laws" means the Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (United States), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable anti-bribery and anti-corruption laws;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and Company (each acting reasonably) to act as depositary in relation to the Arrangement;

"Dissent Rights" means the rights of dissent exercisable by the registered Company Shareholders as of the record date of the Company Meeting in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably,  unless a different date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"El Limon Complex" means Company's 100%-owned El Limon mine, an underground and open pit gold mining operation located in northwestern Nicaragua, approximately 100 km northwest of Managua;

"Environmental Laws" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"Environmental Liabilities" means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

"Environmental Permits" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"Exchange Ratio" means 0.31 of an Acquiror Share for each Company Share;

"Exchanges" means the TSX and the NYSE American, as applicable;

"Fazenda Mine" means Acquiror's 100%-owned producing Fazenda Mine in Bahia State, Brazil;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Company and Acquiror, acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Company and Acquiror, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Acquiror, each acting reasonably) on appeal;

"Form 51-102F5" means Form 51-102F5 as prescribed in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

"Governmental Entity" means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchanges;

"Government Official" means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority or (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization;

"Greenstone Gold Mine" means Acquiror's 100%-owned producing Greenstone Gold Mine in Ontario, Canada;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

"IFRS" means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

"including" means including without limitation, and "include" and "includes" each have a corresponding meaning;

"Intellectual Property" means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a Material Subsidiary;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, made pursuant to Section 291 of the BCBCA following the application contemplated by Section 2.3(a) hereof, in form and substance acceptable to both Company and Acquiror, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Company and Acquiror, each acting reasonably);

"International Trade Laws" means any of the following: (a) any Laws concerning the importation of merchandise and other items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by Canada, the United States, the European Union, the United Kingdom, or any other applicable export controls regime, or (c) any economic sanctions administered by Canada, including but not limited to the Special Economic Measures Act (Canada) (and the regulations promulgated thereunder), the United Nations Act (Canada) (and the regulations promulgated thereunder), the Criminal Code (Canada) (and the regulations promulgated thereunder), the Freezing Assets of Corrupt Foreign Officials Act (Canada) (and the regulations promulgated thereunder), or the Justice for Victims of Corrupt Foreign Officials Act (Canada) (and the regulations promulgated thereunder), the United States, including but not limited to the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or the U.S. State Department, the United Nations, the European Union, the United Kingdom, or any other applicable economic sanctions regimes ("Sanctions Laws");

"Investment Canada Act" means the Investment Canada Act (Canada) and the regulations thereunder;

"Key Regulatory Approvals" means the Competition Approval, the COFECE Approval and the other Regulatory Approvals described in Schedule D hereto;

"Key Third Party Consents and Approvals" means those consents and approvals, other than Key Regulatory Approvals, required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in the Acquiror Disclosure Letter and the Company Disclosure Letter, as applicable;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self- regulatory authority (including the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"La Libertad Complex" means Company's 100%-owned La Libertad mine, an underground and open pit gold mining operation located 110 km due east of Managua, Nicaragua;

"Legacy Marathon Stock Option Plan" the amened and restated rolling stock option plan of Marathon dated November 15, 2010, as amended on August 10, 2020 and June 7, 2023

"Legacy Marathon Options" means the outstanding options to purchase Company Shares granted under the Legacy Marathon Stock Option Plan;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, other than Permitted Liens;

"Los Filos Mining Complex" means Acquiror's 100%-owned producing Los Filos Mine Complex in Guerrero State, Mexico;

"Marathon" means Marathon Gold Corporation, a wholly-owned subsidiary of Company;

"Material Adverse Effect" means in respect of any Party, any change, effect, event, occurrence or state of facts that either individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Party with its customers, suppliers, service providers and employees); (ii) changes in general economic, securities, financial, banking or currency exchange markets including, without limitation, the imposition or adjustment of tariffs; (iii) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Party conducts business, or that results from any action taken for the purpose of complying with any of the foregoing; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (v) changes or developments affecting the gold mining industry generally or gold prices (on a current or forward basis), provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person's assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable gold mining companies; (ix) any change or development in political policy conditions in Canada, U.S., Mexico or Nicaragua or other countries in which such Party has material operations; (x) any decrease in the market price or any decline in the trading volume of that person's common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Effect has occurred); and (xi) any actions taken or omitted to be taken by such person pursuant to this Agreement to obtain any approvals, consents, registrations, permits, or authorizations for the completion of the transactions contemplated by this Agreement;

"Material Contract" means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Acquiror Properties or the Company Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $20 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $20 million over the remaining term of the Contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to Company, includes the Material Contracts listed in Schedule 3.1(y) of the Company Disclosure Letter and, with respect to Acquiror, includes the Material Contracts listed in Schedule 4.1(y) of the Acquiror Disclosure Letter;

"Material Employees" means senior management and executive officers;

"material fact" has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Acquiror with or to the SEC, "material fact" means a fact that is "material", where "material" has the meaning ascribed thereto under the U.S. Exchange Act;

"Material Subsidiary" means, in the case of Company, those subsidiaries of Company described in Schedule 3.1(g) of the Company Disclosure Letter as being Material Subsidiaries of Company and, in the case of Acquiror, those subsidiaries of Acquiror described in Schedule 4.1(g) of the Acquiror Disclosure Letter as being Material Subsidiaries of Acquiror;

"Mesquite Gold Mine" means Acquiror's 100%-owned producing Mesquite Gold Mine in California, USA;

"Mexican Antitrust Law" means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican law that replaces it;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"No Action Letter" shall mean written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated hereby, such written confirmation having not been modified or withdrawn prior to the Effective Time;

"NYSE American" shall mean the NYSE American Stock Exchange;

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

"OTCQX" means the OTCQX Market of the OTC Markets Group Inc.;

"Outside Date" means August 23, 2025 or such later date as may be agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"Party" means any of Company or Acquiror, as the case may be, and "Parties" means both of them, collectively;

"Pan Gold Mine" means Company's 100%-owned Pan Gold mine, an open-pit, heap leach mine located in Nevada, USA;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"Permitted Liens" means, with respect to Company, the Permitted Liens identified in the Company Disclosure Letter and, with respect to Acquiror, the Permitted Liens identified in the Acquiror Disclosure Letter;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" has the meaning ascribed to such term in Section 4.1(s)(xix);

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

"Pre-Closing Reorganization" has the meaning ascribed to such term in Section 5.7;

"Qualified Person" shall have the meaning ascribed to such term in National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"Receiving Party" has the meaning ascribed to such term in Section 7.3.1;

"Registrar" has the meaning ascribed to such term in the BCBCA;

"Regulatory Approvals" means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the consummation of the transactions contemplated hereby, including the Key Regulatory Approvals but excluding the Interim Order and Final Order;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Replacement Option" means an option or right to purchase Acquiror Shares granted by Acquiror in exchange for Company Options pursuant to the Plan of Arrangement;

"Representatives" has the meaning ascribed to such term in Section 7.2.1;

"Responding Party" has the meaning ascribed to such term in Section 7.3.1;

"Response Period" has the meaning ascribed to such term in Section 7.3.1(a);

"Returns" means all reports, forms, elections, declarations, designations, notices, filings, information statements and returns, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, that are filed or required to be filed with any Governmental Entity in connection with any Taxes, and whether in tangible or electronic form;

"Sanctioned Country" means any country or territory that is the target of comprehensive sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region, and the so-called Donetsk and Luhansk People's Republics) as administered by the U.S. government, including, without limitation, OFAC and the U.S. Department of State;

"Sanctioned Person" means, at any time, any Person that is the target of Sanctions, including (a) the government or government agency of a Sanctioned Country; (b) any Person organized under the laws of, located or resident in, or determined to be located or resident in a Sanctioned Country; (c) any Person named on a Sanctions Laws-related list of blocked or denied persons, including OFAC's Specially Designated Nationals and Blocked Persons list and any comparable sanctions- related list maintained by the U.S. Department of State, Canada, the United Kingdom, United Nations Security Council, the European Union, or any European Union member state; or (d) any Person owned or controlled (as defined under applicable Sanctions Laws) by any person or persons described in clauses (a)-(c). For clarity, for the purposes of the Special Economic Measures Act (Canada) and the Justice for Victim of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the term "Sanctioned Person" includes any entity whose property is deemed to be owned by such a person or persons;

"Sanctions Laws" has the meaning ascribed to such term in the definition "International Trade Laws";

"Santa Luz Project" means Acquiror's 100%-owned producing Santa Luz Mine in Bahia State, Brazil;

"SEC" means the United States Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;

"Securities Laws" means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval+ described in National Instrument 13-101 - System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedarplus.ca;

"Sprott Facility" means the senior secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP, as lender, and Sprott Resource Lending Corp., as security agent and lead arranger, pursuant to the terms of the second amended and restated credit agreement dated January 24, 2024, as guaranteed by Company, as the same may be amended, modified, extended, renewed, replaced, restated or supplemented from time to time;

"Sprott Warrants" means the Company Share purchase warrants issued by Marathon in connection with the Sprott Facility and assumed by Company in connection with its acquisition of Marathon;

"Subscription Agreements" means the irrevocable subscription agreements entered into by the Company and each subscriber dated as of the date of this Agreement in connection with the Concurrent Financing;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide, unsolicited, written Acquisition Proposal made by a third party or third parties acting jointly or in concert with one another after the date of this Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the "Target") (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole that is not obtained in violation of this Agreement, or any agreement between the person making such Superior Proposal and the Target; and (i) complies with all applicable Laws; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iv) that is not subject to a due diligence or access condition; (v) that failure to recommend such Acquisition Proposal to Target's securityholders would be inconsistent with the Target's board of directors' fiduciary duties; (vi) that is not subject to a financing condition; and (vii) in respect of which the Target's board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, including certainty of financing, likelihood of obtaining regulatory approvals and the expected timing and likelihood of consummation, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

"Superior Proposal Agreement" has the meaning ascribed to such term in Section 7.3.1;

"Supplemental Warrant Certificates" supplemental certificates to the Company Warrant Certificates to be entered into by Acquiror in connection with the Sprott Warrants and the Company Financing Warrants;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Taxes" means, with respect to any person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, digital services taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, global minimum or "Pillar 2" taxes, goods and service taxes, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and "Tax" means any one of such Taxes;

"Termination Fee" has the meaning ascribed to such term in Section 7.4.2;

"Transaction Personal Information" has the meaning ascribed to such term in Section 9.1;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder; and

"Valentine Gold Mine" means Company's 100%-owned Valentine gold mine, an open pit mining and conventional milling operation located in Newfoundland and Labrador, Canada.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7 Knowledge

In this Agreement, references to "the knowledge of Company" means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within Company and its subsidiaries and references to "the knowledge of Acquiror" means the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, in each case after reasonable enquiry within Acquiror and its subsidiaries.

1.8 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	⎯	Plan of Arrangement
Schedule B	⎯	Arrangement Resolution
Schedule C	⎯	Acquiror Resolution
Schedule D	⎯	Key Regulatory Approvals
Schedule E	⎯	Acquiror Management

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement and Meetings

(a) Company and Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) Company and Acquiror agree that the Company Meeting and the Acquiror Meeting shall be held on the same day and at the same time, and agree to take such actions from time to time as may be necessary in order to ensure that this occurs. In the event either the Company Meeting or the Acquiror Meeting is postponed or adjourned in accordance with the terms of this Agreement, the Company Meeting or the Acquiror Meeting, as applicable, shall also be adjourned or postponed in order to ensure that the Company Meeting and Acquiror Meeting occur on the same day.

2.2 Approvals

(a) Company represents and warrants to Acquiror that:

(i) the Company Board has received an oral opinion to be subsequently confirmed in writing (each a "Company Fairness Opinion") from each of National Bank Financial Inc. and Canaccord Genuity Corp., respectively, that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

(ii) the Company Board, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously: (A) determined that the Arrangement is fair and reasonably to the Company Shareholders and in the best interests of Company, and (B) resolved to recommend that the Company Securityholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation");

(b) Acquiror represents and warrants to Company that:

(i) the Acquiror Board has received the oral opinion of BMO Nesbitt Burns Inc., to be subsequently confirmed in writing, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to Acquiror;

(ii) the Acquiror Board, after evaluating the Arrangement in consultation with Acquiror's management and legal and financial advisors, has unanimously: (A) determined that the entering into of this Agreement is in the best interests of Acquiror and the Acquiror Shareholders; and (B) has resolved to recommend that the Acquiror Shareholders vote in favour of the Acquiror Resolution (the "Acquiror Board Recommendation").

2.3 Court Orders

Company shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to the BCBCA for the Interim Order and the Final Order as follows:

(a) As soon as reasonably practicable following the date of execution of this Agreement, Company shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which such notice is to be provided;

(ii) for confirmation of the record date for the Company Meeting (the "Record Date"), for the purposes of determining the Company Securityholders entitled to notice of and to vote at the Company Meeting;

(iii) that the Company Meeting may be held as a virtual or hybrid meeting, and that Company Securityholders that participate in the Company Meeting through virtual means, if applicable, will be deemed to be present at the Company Meeting;

(iv) for the calling and holding of the Company Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(v) that the requisite approval for the Arrangement Resolution shall be the affirmative vote of at least:

(A) 66⅔% of the votes cast on the Arrangement Resolution by the

Company Shareholders present in person or by proxy at the Company Meeting and voting as a single class;

(B) 66⅔% of the votes cast on the Arrangement Resolution by the

Company Securityholders present in person or by proxy at the Company Meeting and voting as a single class; and

(C) a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, voting as a single class, excluding, for this purpose, the votes cast by those persons whose votes are required to be excluded by MI 61- 101 (collectively, the "Company Securityholder Approval");

(vi) that in all other respects, other than as ordered by the Court in the Interim Order, the terms, conditions and restrictions of Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(vii) for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as of the Record Date;

(viii) that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order, provided that they submit a response by the time and in the manner stipulated in the Interim Order;

(ix) that the Company Meeting may be adjourned or postponed from time to time by Company in accordance with the terms of this Agreement, or as otherwise agreed to by the Parties, without the need for additional approval of the Court;

(x) that the Record Date for Company Securityholders entitled to notice of, and to vote at, the Company Meeting shall not change in respect of any adjourned or postponed Company Meeting(s) or any other change unless required by the Court or by Law;

(xi) that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to the Company Securityholders, with respect to the issuance of the Consideration Shares and the Replacement Options to the Company Securityholders pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Company Securityholders;

(xii) for the notice requirements with respect to the application to the Court for the Final Order; and

(xiii) for such other matters Acquiror or Company may reasonably require, subject to obtaining the prior written consent of the other Party, such consent not to be unreasonably withheld, delayed, or conditioned.

2.4 Company Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a) Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, Company's constating documents, Section 2.1(b) hereof and applicable Laws on or before May 31, 2025 and shall use commercially reasonable efforts to schedule the Company Meeting on the date of the Acquiror Meeting.

(b) Company will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and determined by Company to be prudent in the circumstances, using proxy solicitation services.

(c) Company will advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Company Meeting, as to the tally of the proxies received by Company in respect of the Arrangement Resolution.

(d) Except to comply with applicable Law, judgment, decree or order of any Governmental Entity, Section 2.1(b) or Section 7.3.2 hereof, Company will not adjourn (other than due to a lack of quorum), postpone or cancel the Company Meeting without the prior written consent of Acquiror and the obligations of Company under this Section 2.4(d) will not be affected by the commencement, public proposal, public disclosure or communications to Company or another person of any Acquisition Proposal relating to Company.

(e) Company will promptly advise Acquiror of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Company and, subject to applicable Law, any written communications sent by or on behalf of Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f) Promptly upon the request of Acquiror, Company will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Acquiror a list of Company Securityholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on request (acting reasonably) supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.5 Company Circular

(a) Company shall prepare the Company Circular in compliance with applicable Securities Laws and, as soon as reasonably practicable after obtaining the Interim Order (subject to Acquiror providing to Company all information contemplated in Section 2.5(c) in final form), file the Company Circular in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.

(b) Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates) and shall provide the Company Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to Section 7.2, the Company Circular will include the unanimous recommendation of the Company Board that the Company Securityholders vote in favour of the Arrangement Resolution, and a statement that each director of Company intends to vote all of such director's Company Shares and Company Options (including any Company Shares issued upon the exercise of any Company Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Company Voting Agreements.

(c) Acquiror will furnish to Company all such information regarding Acquiror, its affiliates and the Consideration Shares, as may be reasonably required by Company in the preparation of the Company Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Company Circular. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Acquiror.

(d) Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, prior to the Company Circular being printed and mailed to the Company Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Company Circular shall be in form and content satisfactory to Acquiror, acting reasonably. Company shall provide Acquiror with a final copy of the Company Circular prior to mailing to the Company Securityholders.

(e) Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Company only with respect to Company and in the case of Acquiror only with respect to Acquiror) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f) Company shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Company Circular.

2.6 Acquiror Meeting

Subject to the terms of this Agreement:

(a) Acquiror agrees to convene and conduct the Acquiror Meeting in accordance with Acquiror's constating documents, Section 2.1(b) hereof and applicable Laws on or before May 31, 2025 and shall use commercially reasonable efforts to schedule the Acquiror Meeting on the date of the Company Meeting.

(b) Acquiror will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Acquiror Resolution, including, if so requested by Company and determined by Acquiror to be prudent in the circumstances, using proxy solicitation services.

(c) Acquiror will advise Company as Company may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Acquiror Meeting, as to the tally of the proxies received by Acquiror in respect of the Acquiror Resolution.

(d) Except to comply with applicable Law, judgment, decree or order of any Governmental Entity, Section 2.1(b) or Section 7.3.2 hereof, Acquiror will not adjourn (other than due to a lack of quorum), postpone or cancel the Acquiror Meeting without the prior written consent of Company and the obligations of Acquiror under this Section 2.6(d) will not be affected by the commencement, public proposal, public disclosure or communications to Acquiror or another person of any Acquisition Proposal relating to Acquiror.

(e) Promptly upon the request of Company, Acquiror will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Company a list of Acquiror Shareholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Company thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.7 Acquiror Circular

(a) Acquiror shall prepare the Acquiror Circular in compliance with applicable Securities Laws and as soon as reasonably practicable (subject to Company providing to Acquiror all information contemplated in Section 2.7(c) in final form), file the Acquiror Circular in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.

(b) Acquiror shall ensure that the Acquiror Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Acquiror Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Company and its affiliates) and shall provide Acquiror Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Acquiror Meeting. Subject to Section 7.2, the Acquiror Circular will include the unanimous recommendation of the Acquiror Board that Acquiror Shareholders vote in favour of the Acquiror Resolution, and a statement that each director of Acquiror intends to vote all of such director's Acquiror Shares (including any Acquiror Shares issued upon the exercise of any Acquiror Options) in favour of the Acquiror Resolution, subject to the other terms of this Agreement and the Acquiror Voting Agreements.

(c) Company will furnish to Acquiror all such information regarding Company, its affiliates and the Company Shares as may be reasonably required by Acquiror in the preparation of the Acquiror Circular and other documents related thereto. Company shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Acquiror Circular. Company shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Acquiror Circular in order to make any information so furnished or any information concerning Company not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Company.

(d) Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Acquiror Circular, prior to the Acquiror Circular being printed and mailed to the Acquiror Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Company and its counsel, provided that all information relating solely to Company included in the Acquiror Circular shall be in form and content satisfactory to Company, acting reasonably. Acquiror shall provide Company with a final copy of the Acquiror Circular prior to mailing to the Acquiror Shareholders.

(e) Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Company only with respect to Company and in the case of Acquiror only with respect to Acquiror) that the Acquiror Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Acquiror Circular, as required or appropriate, and Acquiror shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Acquiror Circular to the Acquiror Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f) Acquiror shall keep Company informed of any requests or comments made by Securities Authorities and Exchanges in connection with the Acquiror Circular.

2.8 Solicitation of Proxies

Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution. Company may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Acquiror Resolution.

2.9 Final Order

If: (i) the Interim Order is obtained; (ii) the Company Securityholder Approval is obtained at Company Meeting by the Company Securityholders as provided for in the Interim Order and as required by applicable Law; and (iii) the Acquiror Shareholder Approval is obtained, subject to the terms of this Agreement, Company shall as soon as reasonably practicable thereafter and in any event within four business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, which shall be in form and substance satisfactory to Company and Acquiror, both acting reasonably.

2.10 Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to Company seeking the Interim Order and the Final Order, including by providing Company on a timely basis information reasonably required to be supplied by Acquiror in connection therewith. Company will provide legal counsel to Acquiror with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give due consideration to all such comments. Company will also provide legal counsel to Acquiror on a timely basis with copies of any response to petition and any evidence or other documents served on Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Acquiror's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror's obligations set forth in this Agreement.

In addition, Company will not object to Acquiror's legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that Company is advised of the nature of any such submissions with reasonably sufficient time prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.11 Payment of Consideration

Acquiror will, following receipt of the Final Order and at least one business day prior to the Effective Time, ensure that the Depositary has been provided with sufficient Consideration Shares in escrow (the terms and conditions of such escrow to be satisfactory to the Depositary and the Parties, acting reasonably) to pay to the Company Shareholders pursuant to the Arrangement. All payment of any kind in settlement or satisfaction of the rights of any Company Shareholder exercising Dissent Rights will be made by, and from the funds set aside prior to the Effective Time by, Company.

2.12 Closing

Not later than the third business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Effective Date shall occur and Company shall file with the Registrar any records, information or other documents required to be filed with the Registrar in connection with the Arrangement, if any. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia V6E 4E5 at 5:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.13 Announcement and Shareholder Communications

Acquiror and Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Acquiror and Company, the text and timing of each such announcement to be approved by Acquiror and Company in advance, acting reasonably. Acquiror and Company agree to co-operate in the preparation of presentations, if any, to the Company Shareholders and the Acquiror Shareholders regarding the Plan of Arrangement, and neither Company nor Acquiror shall: (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); (ii) issue any news release or otherwise make public announcements with respect to guidance in relation to anticipated gold production or any amendment to existing publicly available guidance in relation to anticipated gold production; or (iii) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or Exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.14 Withholding Taxes

Acquiror, Company, the Depositary, and their respective agents, as applicable (in this paragraph, the "payor"), shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under this Agreement and the Plan of Arrangement (including any payment to Company Shareholders who have validly exercised their Dissent Rights) such amounts as the payor is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof and the Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor. Each payor is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting commissions payable, and reasonable fees and expenses) to the payor to enable it to comply with such deduction or withholding requirement and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and no payor shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any such sale.

2.15 U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares and Replacement Options to Company Securityholders in exchange for Company Shares and Company Options, respectively, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.15. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Securityholders;

(d) the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(e) the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Securityholders to whom Consideration Shares and Replacement Options will be issued;

(f) the Parties will ensure that each Company Securityholder (including each Company RSU Holder and Company PSU Holder) entitled to receive Consideration Shares or Replacement Options on completion of the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, (ii) be advised that the Consideration Shares and Replacement Options issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Acquiror in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of Acquiror, and (iii) be advised that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such Replacement Options and, therefore, the underlying Acquiror Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g) the Interim Order will specify that each Company Securityholder entitled to receive Consideration Shares or Replacement Options on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Company Securityholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(h) Acquiror will request that the Final Order include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Acquiror, pursuant to the Plan of Arrangement."

2.16 U.S. Tax Matters

The Arrangement is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a good faith resolution of a Tax contest or a change in applicable Law. Within forty-five days following the Effective Date, Acquiror shall prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) a properly completed IRS Form 8937 reporting the Arrangement as a tax-deferred reorganization for U.S. federal income tax purposes. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a tax-deferred reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

2.17 Company Convertible Securities

The Parties agree that all Company Convertible Securities that are not exercised or converted prior to the Effective Time shall be treated in accordance with the provisions of the indenture or other instrument governing such securities and the Plan of Arrangement, and the Parties shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing including, without limitation, the execution of supplemental indentures, joinder agreements or other instruments.

2.18 Governance

(a) Acquiror covenants with Company that it will take all actions necessary to provide that, as of the Effective Time, four of the members of the Company Board shall be members of the Acquiror Board (the "Company Director Nominees") and at the next annual general meeting of the Acquiror held to consider the election of directors that occurs following the Effective Date, the Company Director Nominees shall be nominated by the Parent for election as a director of Acquiror, provided that (i) the Company Director Nominees meet any applicable qualification requirements to serve as directors under applicable Laws, and (ii) the Company Director Nominees have delivered to Acquiror a consent to act as a director of Acquiror.

(b) Acquiror shall ensure that, with effect as and from the Effective Time, Acquiror's management team will include those individuals set forth in Schedule E with the responsibilities assigned to each such individual therein.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1 Representations and Warranties

Company hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Company Disclosure Letter and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a) Board Approval. As of the date hereof, the Company Board, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is in the best interests of Company and that the Consideration Shares to be received by the Company Shareholders is fair, from a financial point of view, and has resolved unanimously to recommend to the Company Securityholders that they vote in favour of the Arrangement Resolution. The Company Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b) Organization and Qualification. Company and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Company and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Company Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Company; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Company.

(c) Authority Relative to this Agreement. Company has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the performance by Company of its obligations under this Agreement have been duly authorized by the Company Board and except for the Interim Order, the Final Order, approval of the Company Circular by the Company Board and Company Securityholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violation. Neither the authorization, execution and delivery of this Agreement by Company nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Company with any of the provisions of this Agreement will:

(1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Approvals and Key Regulatory Approvals that relate to Company, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Company or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Company or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A) their respective articles, charters or by-laws or other comparable organizational documents; or

(B) any Permit or Material Contract to which Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Company or any of its subsidiaries is bound; or

(2) subject to obtaining the Key Regulatory Approvals,

(A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Company or any of its subsidiaries or any of their respective properties or assets; or

(B) cause the suspension or revocation of any Permit currently in effect relating to Company or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Approvals and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Company);

(3) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit;

The Key Third Party Consents and Approvals are the only consents and approvals required from any third party under any Contracts of Company or any of its subsidiaries in order for Company and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(e) Capitalization. The authorized share capital of Company consists of an unlimited number of Company Shares without par value. As of the close of business on February 21, 2025, 852,535,361 Company Shares were issued and outstanding, an aggregate of up to 27,631,946 Company Shares were issuable upon the exercise of Company Options, an aggregate of up to 8,411,576 Company Shares were issuable upon the exercise of Legacy Marathon Options, an aggregate of up to 6,163,998 Company Shares were issuable upon the exercise of Sprott Warrants, an aggregate of up to 9,001,419 Company Shares were issuable upon the settlement of Company RSUs, an aggregate of up to 1,000,000 Company Shares were issuable upon the settlement of Company PSUs, and an aggregate of 205,702 Company SARs are outstanding evidencing the right to receive a cash payment equal to the fair market value of a Company Share less the exercise price. Other than as disclosed in Schedule 3.1(e) of Company Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Company of any securities of Company (including Company Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Company (including Company Shares) or any Material Subsidiary of Company. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the exercise or settlement of the Company Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Company (including the Company Shares and the Company Convertible Securities) have been issued in compliance with all applicable Laws and Securities Laws. Other than as disclosed in Schedule 3.1(e) of the Company Disclosure Letter, there are no securities of Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Company Shareholders on any matter. There are no outstanding contractual or other obligations of Company or any subsidiary to repurchase, redeem or otherwise acquire any of Company's securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. Other than as disclosed in Schedule 3.1(e) of the Company Disclosure Letter, there are no outstanding bonds, debentures or other evidences of indebtedness of Company or any of its subsidiaries having the right to vote with the holders of the outstanding Company Shares on any matters.

(f) Reporting Status and Securities Laws Matters. Company is a "reporting issuer" and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Company and, to the knowledge of Company, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of Company, expected to be implemented or undertaken with respect to the foregoing. The Company Shares are listed on the TSX and quoted on the OTCQX and, except for such listings, no securities of Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any Securities Laws.

(g) Ownership of Subsidiaries. Schedule 3.1(g) of the Company Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Company.

All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and, except as set out in Schedule 3.1(g) of the Company Disclosure Letter, all such shares and other ownership interests held directly or indirectly by Company are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Company. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Company to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Company. All ownership interests of Company and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 3.1(g) of the Company Disclosure Letter includes a complete and accurate list of all securities owned by Company of another corporate person, other than its subsidiaries.

(h) Public Filings. Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Company Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Company Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Company has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Company Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Company Public Disclosure Record.

(i) Company Financial Statements. Company's audited consolidated financial statements as at and for the fiscal years ended December 31, 2024 and 2023, including the notes thereto related management's discussion and analysis (collectively, the "Company Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Company's independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Company and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Company and its subsidiaries on a consolidated basis. There has been no material change in Company's accounting policies, except as described in the notes to the Company Financial Statements, since December 31, 2024.

(j) Internal Controls and Financial Reporting. Company has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Company's Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Company maintains systems of "internal control over financial reporting" that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as set out in Schedule 3.1(j) of the Company Disclosure Letter, since January 1, 2024, Company's auditors and the audit committee of the Company Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company's internal control over financial reporting.

(k) Corrupt Practices Legislation. Neither Company, its subsidiaries, nor any of their respective officers, directors, or employees, nor to the knowledge of Company, any agents or representatives acting for or on behalf of Company or any of its subsidiaries is taking or to the knowledge of Company has within the past five (5) years taken, been engaged in or is alleged to have engaged in any action which would cause Company or any of its subsidiaries to be in violation of applicable Corrupt Practices Laws. Without limiting any of the foregoing, neither Company, its subsidiaries, nor any of their respective officers, directors, or employees, nor to the knowledge of Company, any agents or representatives acting for or on behalf of Company or any of its subsidiaries has (i) paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any Government Official, any political party, or any other Person for the purpose of influencing any act or decision or to secure any improper advantage in violation of Corrupt Practices Laws or (ii) received from any Governmental Entity or any other Person any written notice of any actual, suspected, or potential violation of any Corrupt Practices Laws, or conducted an internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any actual, suspected, or potential violation of any Corrupt Practices Laws.

(l) International Trade Laws. Neither Company, its subsidiaries, nor any of their respective officers, directors, employees, or to the knowledge of Company, its agents or representatives acting on behalf of Company (i) is a Sanctioned Person or located, organized or resident in a Sanctioned Country; (ii) is or has been in the past five (5) years engaged in taking any action or alleged to have engaged in taking any action in violation of applicable International Trade Laws or which would cause Company or any of its subsidiaries to be in violation of applicable International Trade Laws; (iii) has received from any Governmental Entity or any other person any written notice of any violation of any applicable International Trade Law, or conducted an internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any actual, suspected, or alleged violation of any applicable International Trade Law.

(m) International Trade and Corrupt Practices Compliance and Policies. Company and its subsidiaries, and to the knowledge of Company, its respective officers, directors, and employees are in compliance with all applicable International Trade Laws and applicable Corrupt Practices Laws. Company and its subsidiaries have adopted, implemented and maintained policies and procedures reasonably designed to promote compliance with International Trade Laws and Corrupt Practices Laws, to the extent applicable.

(n) Books and Records. The financial books, records and accounts of Company and its Material Subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Company and its Material Subsidiaries and accurately and fairly reflect the basis for the Company Financial Statements.

(o) Minute Books. The minute books of Company and each of its Material Subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and Company; provided that minutes for recent meetings of the Company Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Company's past practice.

(p) No Undisclosed Liabilities. Company and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to Company, other than those specifically identified in the Company Financial Statements, Schedule 3.1(p) of the Company Disclosure Letter or incurred in the ordinary course of business since the date of the most recent Company Financial Statements.

(q) No Material Change. Except as disclosed in the Company Public Disclosure Record, since December 31, 2024 (i) there has been no material change in respect of Company and its Material Subsidiaries, taken as a whole, and the debt, business and material property of Company and its Material Subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Company Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Company on any Company Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Company and its Material Subsidiaries taken as a whole; and (iv) Company and its Material Subsidiaries have carried on business in the ordinary course.

(r) Litigation. Except as set out in Schedule 3.1(r) of the Company Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Company, threatened affecting Company or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Company nor any of its Material Subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(s) Taxes. Except as provided for in the Company Financial Statements and Schedule 3.1(s) of the Company Disclosure Letter,

(i) Company and each of its Material Subsidiaries has duly and timely filed all material Returns required to be filed by it with the appropriate Governmental Entity prior to the date hereof and all such material Returns are complete and correct in all material respects.

(ii) Company and each of its Material Subsidiaries has paid on a timely basis all material Taxes which are due and payable, including instalments on account of Taxes for their current taxation year, that are due and payable by it whether or not assessed by the applicable Governmental Entity, except where, the failure to do so would, individually or in the aggregate, reasonably not be expected to have a Material Adverse Effect.

(iii) Company and each of its Material Subsidiaries has established reserves on its books and records, in the case of Company in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, adequate for the payment of any Taxes not yet due and payable and will continue doing so until the Effective Date.

(iv) Company and each of its Material Subsidiaries has maintained and continues to maintain, in the place and manner prescribed by applicable Law, all records and books of account required to be maintained under applicable Laws with respect to Taxes.

(v) No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted, in any case in writing, with respect to Taxes of Company or any of its Material Subsidiaries, and neither Company nor any of its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Company, threatened, in any case in writing, against Company or any of its Material Subsidiaries or any of their respective assets, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(vi) To the knowledge of Company, no written claim has been made by any Governmental Entity in a jurisdiction where Company or any of its Material Subsidiaries does not file Returns that Company or any of its Material Subsidiaries is or may be subject to Tax by that jurisdiction.

(vii) There are no material Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings pursuant to applicable Laws) upon any of the assets of Company or any of its Material Subsidiaries.

(viii) Company and each of its Material Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including employees, officers or directors and any person who is a non- resident of Canada for purposes of the Tax Act) and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(ix) Company and each of its Material Subsidiaries has duly and timely collected all material amounts on account of any sales or use taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(x) To the knowledge of Company, there are no outstanding written agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Company or any of its Material Subsidiaries for any taxable period (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns) and no request for any such waiver or extension is currently pending.

(xi) All the Returns, audit reports and assessments in the Company Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.

(xii) Company and each of its Material Subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(xiii) Neither Company nor any Material Subsidiary of Company has applied for any Canadian Emergency Wage Subsidy or Canada Emergency Rent Subsidy, in each case as provided for under section 125.7 of the Tax Act.

(xiv) Neither Company nor any of its Material Subsidiaries has acquired property from a non-arm's length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(xv) Each of Company and its Material Subsidiaries has substantially complied with the transfer pricing provisions of each applicable Law relating to Taxes, including (if applicable) the contemporaneous documents and disclosure requirements thereunder.

(xvi) There are no circumstances existing which could result in the application of section 17, section 78, section 79 or sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to Company or any of its Material Subsidiaries.

(xvii) The Company Shares are "excluded property" as defined in subsection 116(6) of the Tax.

(xviii) Company is a "taxable Canadian corporation" for purposes of the Tax Act.

(xix) Company is classified as a corporation for U.S. federal income tax purposes and has not taken the position for U.S. federal income tax purposes that it is classified as a surrogate foreign corporation within the meaning of Section 7874(a) or a U.S. domestic corporation under Section 7874(b) of the U.S. Tax Code.

(xx) Company does not believe that it was classified as a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Tax Code ("PFIC") for its most recently completed Tax year and, based upon current business plans and financial expectations, Company believes it will not be a PFIC for its current tax year or future tax years.

(xxi) Company is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code.

(t) Operational Matters. All material rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earnouts, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Company and its subsidiaries and affiliates, have been, in all material respects: (i) duly paid; and (ii) duly performed.

(u) Property.

(i) The Company Properties are accurately described in the Company Public Disclosure Record.

(ii) The Company Public Disclosure Record together with the Company Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Company or its Material Subsidiaries, or in respect of which Company or its Material Subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Company or its Material Subsidiaries has any interest.

(iii) The Concessions relating to the Company Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Company or its Material Subsidiaries on the Company Properties as currently conducted.

(iv) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Company or as otherwise disclosed in the Schedule 3.1(u) of the Company Disclosure Letter, (i) each Concession relating to the Company Properties is in full force and effect and in good standing and (ii) the interests of Company or its Material Subsidiaries in each Concession relating to the Company Properties is held free and clear of all Liens. The Company Public Disclosure Record together with the Company Data Room Information accurately describes, in all material respects: (A) the interests of Company and its Material Subsidiaries in each of the material Concessions relating to the Company Properties; and (B) the agreement or document pursuant to which Company or its Material Subsidiaries holds its interest in each material Concession relating to the Company Properties. Company or its Material Subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Company Properties.

(v) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Company or as otherwise disclosed in the Schedule 3.1(u) of the Company Disclosure Letter:

(A) each Concession relating to the Company Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and Company or its Material Subsidiaries enjoys legally enforceable access to the Company Properties as may be required to conduct the activities of Company or its Material Subsidiaries as currently conducted;

(B) any and all assessment work required to be performed and filed in respect of the Company Properties or under the Concessions relating to the Company Properties has been performed and filed;

(C) any and all Taxes and other payments required to be paid in respect of the Company Properties and the Concessions relating to the Company Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Company Properties have been paid;

(D) any and all filings required to be filed in respect of the Company Properties and the Concessions relating to the Company Properties have been filed;

(E) Company or its Material Subsidiaries have the exclusive right to deal with the Company Properties and the Concessions relating to the Company Properties;

(F) no other person has any material interest in the Company Properties or the Concessions relating to the Company Properties or any right to acquire any such interest;

(G) there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Company's or any of its Material Subsidiaries' interests in the Company Properties or the Concessions relating to the Company Properties; and

(H) neither Company nor any of its Material Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Company's or any of its Material Subsidiaries' interests in the Company Properties or the Concessions relating to the Company Properties.

(vi) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Company, all work and activities carried out on the Company Properties and the Concessions relating to the Company Properties by Company or its Material Subsidiaries or, to the knowledge of Company, by any other person appointed by Company or any of its Material Subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Company nor any of its Material Subsidiaries, nor, to the knowledge of Company, any other person, has received any notice of any material breach of any such applicable Laws.

(v) First Nations or Aboriginal Claims. Except as set out in Schedule 3.1(v) of the Company Disclosure Letter:

(i) Company has not received any first nations or aboriginal claims which affects Company or any of its subsidiaries nor, to the knowledge of Company, has any first nations or aboriginal claims been threatened which relates to any of the Company Properties, any Permits or the operation by Company or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Company Properties are located;

(ii) Company and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any first nations or aboriginal group;

(iii) there are no ongoing or outstanding discussions, negotiations, or similar communications with or by any first nations or aboriginal group concerning Company, any of its subsidiaries or their respective business, operations or assets; and

(iv) no first nations or aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of Company, has been threatened in connection with the activities on the Company Properties.

(w) NGOs and Community Groups. No material dispute between Company or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of Company, is threatened or imminent with respect to any of the Company Properties or operations.

(x) Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Company and other than the Company Properties and the Company Material Permits, Company and its Material Subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Company Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Company or any of its Material Subsidiaries.

(y) Contracts. Schedule 3.1(y) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which Company or any of its Material Subsidiaries is a party and that are currently in force (the "Company Material Contracts"). All Company Material Contracts are in full force and effect, and Company or its Material Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Company has made available to Acquiror for inspection true and complete copies of all of the Company Material Contracts. All of the Company Material Contracts are valid and binding obligations of Company or a Material Subsidiary of Company as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Company and its Material Subsidiaries have complied in all material respects with all terms of the Company Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Company or any of its Material Subsidiaries or, to the knowledge of Company, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Company Material Contracts. As at the date hereof, neither Company nor any of its Material Subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the knowledge of Company, no such action has been threatened. Neither Company nor any of its Material Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Company or any of its Material Subsidiaries.

(z) Permits. Company and each of its Material Subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company (the "Company Material Permits"). Schedule 3.1(z) of the Company Disclosure Letter sets out a list of Company Material Permits. To the knowledge of Company, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Company Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Company Public Disclosure Record.

(aa) Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Company, threatened by others challenging Company's or any of its Material Subsidiaries' rights in or to any Intellectual Property which is used for the conduct of Company's and its Material Subsidiaries' business as currently carried on as set forth in the Company Public Disclosure Record.

(bb) Environmental Matters. Each of Company and its Material Subsidiaries and their respective businesses and operations:

(i) is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii) has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii) (i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv) is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except in each case as disclosed in the Company Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(cc) Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Company Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Company to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Company and its subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Disclosure Record.

(dd) Regulatory.

(i) Company and its Material Subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Company or its Material Subsidiaries or their respective activities (collectively, the "Company Regulatory Authorities"); and

(ii) Company and its Material Subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals registrations and consents of the Company Regulatory Authorities (the "Company Regulatory Authorizations") in all material respects and have made all requisite material declarations and filings with the Company Regulatory Authorities. Company and its Material Subsidiaries have not received any written notices or other correspondence from the Company Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Company Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Company or any of its Material Subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Company.

(ee) Employee Benefits.

(i) Company and each of its Material Subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Company or any such Material Subsidiary or in respect of which Company or any of its Material Subsidiaries has any actual or potential liability (collectively, the "Company Benefit Plans") and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii) Schedule 3.1(ee) of the Company Disclosure Letter lists all Company Benefit Plans of Company and all material Company Benefit Plans of Company's Material Subsidiaries and Company has furnished to Acquiror true, correct, up-to-date and complete copies of such Company Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Company and their beneficiaries concerning such Company Benefit Plans, accurately describe the benefits provided under each such Company Benefit Plan referred to therein. For any such Company Benefit Plan that is not set out in writing, a written summary of its material terms has been provided in the Company Data Room Information.

(iii) No Company Benefit Plan is a "registered pension plan" as that term is defined in Section 248(1) of the Tax Act or a "multi-employer pension plan" or a "multi- employer plan" as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Company and its Material Subsidiaries have never maintained, sponsored or contributed to any such "registered pension plan", "multi- employer pension plan", "multi-employer plan" on behalf of the employees or former employees of Company and its Material Subsidiaries.

(iv) Each Company Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Company Benefit Plan (including the terms of any documents in respect of such Company Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Company or Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Company Benefit Plan or applicable Laws.

(v) All obligations of Company or any of its Material Subsidiaries regarding the Company Benefit Plans have been satisfied in all material respects or having been properly accrued for in Company's financial records and no Taxes are owing or exigible under any of the Company Benefit Plans by Company or any of its Material Subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi) Each Company Benefit Plan is insured or funded in compliance with the terms of such Company Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Company or any of its Material Subsidiaries from any such Governmental Entities.

(vii) To the knowledge of Company: (A) no Company Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Company Benefit Plan required to be registered or qualified.

(viii) Company and its Material Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to improve or change the benefits provided under any Company Benefit Plan.

(ix) There is no entity other than Company and any of its Material Subsidiaries participating in any Company Benefit Plan.

(x) None of the Company Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees, except as required by Law.

(xi) Except as set out in Schedule 3.1(ee) of the Company Disclosure Letter or as set out in the applicable Company Benefit Plan, neither the execution and delivery of this Agreement by Company nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Company with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Company or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Company Benefit Plan.

(xii) All data necessary to administer each Company Benefit Plan is in the possession of Company or one of its Material Subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(ff) Labour and Employment.

(i) No Material Employees of the Company are on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker's compensation leave. Other than as disclosed in Schedule 3.1(ff) of the Company Disclosure Letter, as of the date of this Agreement, no Material Employees of the Company or its Material Subsidiaries have given written notice to the Company and/or its Material Subsidiaries indicating an intention to resign their employment. All current assessments under applicable workers' compensation legislation in relation to the employees of Company and its Material Subsidiaries have been paid or accrued by Company and its Material Subsidiaries, as applicable, and Company and its Material Subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii) Other than as disclosed in Schedule 3.1(ff) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Company nor any of its Material Subsidiaries has entered into any written or oral agreement providing for employment, severance, retention, bonus, golden parachute, change of control, or termination payments or entitlements, to any current or former Material Employee of the Company, including increases to any benefit otherwise payable under any pension or benefit plan of the Company or any if its Material Subsidiary and acceleration of the time of payment or vesting of any such benefits, in connection with the termination of their position or their employment with the Company or any of its Material Subsidiaries, in connection with the consummation of the Arrangement, or as a result of a change in control of the Company.

(iii) There are no outstanding or, to the knowledge of Company, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Company or any of its Material Subsidiaries. To the knowledge of Company, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Company or any of its Material Subsidiaries, except as set out in Schedule 3.1(ff) of the Company Disclosure Letter. Company and its Material Subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed), except as set out in Schedule 3.1(ff) of the Company Disclosure Letter.

(iv) The Company Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan, Employment Insurance, Worker's Compensation Remittances, Company Benefit Obligations, and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(gg) Compliance with Laws. Company and its Material Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Company.

(hh) Absence of Cease Trade Orders. No order ceasing or suspending trading in the Company Shares (or any of them) or any other securities of Company is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Company, are pending, contemplated or threatened.

(ii) Related Party Transactions. Other than as disclosed in the Company Financial Statements, there are no Contracts or other transactions currently in place between Company or any of its Material Subsidiaries, on the one hand, and: (i) to the knowledge of Company, any officer or director of Company or any of its Material Subsidiaries; (ii) to the knowledge of Company, any holder of record or, to the knowledge of Company, beneficial owner of 10% or more of the Company Shares; and (iii) to the knowledge of Company, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(jj) Registration Rights. No Company Shareholder has any right to compel Company to register or otherwise qualify the Company Shares (or any of them) for public sale or distribution.

(kk) Rights of Other Persons. Except as set out in Schedule 3.1(kk) of the Company Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Company or any of its Material Subsidiaries, or any part thereof.

(ll) Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Company or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Company.

(mm) Brokers. Schedule 3.1(mm) of the Company Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Company, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(mm) of the Company Disclosure Letter.

(nn) Insurance. As of the date hereof, Company and its Material Subsidiaries have such policies of insurance as are listed in Schedule 3.1(nn) of the Company Disclosure Letter. All insurance maintained by Company or any of its Material Subsidiaries is in full force and effect and in good standing and neither Company nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Company or any of its Material Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Company or any of its Material Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Company.

(oo) United States Securities Laws.

(i) Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii) Company is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

(pp) Use of Short Form Prospectus. Company meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators.

(qq) Arrangements with Shareholders. Other than the Acquiror Voting Agreements and this Agreement, Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to Acquiror or any of its securities, businesses or operations with any shareholder of Acquiror, any interested party of Acquiror or any related party of any interested party of Acquiror, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

3.2 Survival of Representations and Warranties

The representations and warranties of Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1 Representations and Warranties

Acquiror hereby represents and warrants to and in favour of Company as follows, except to the extent that such representations and warranties are qualified by the Acquiror Disclosure Letter and acknowledges that Company is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a) Board Approval. As of the date hereof, the Acquiror Board, after consultation with its financial and legal advisors, has determined that the Arrangement is in the best interests of Acquiror and has resolved unanimously to recommend to the Acquiror Shareholders that they vote in favour of the Acquiror Resolution. The Acquiror Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b) Organization and Qualification. Acquiror and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Acquiror Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Acquiror; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror.

(c) Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations under this Agreement have been duly authorized by the Acquiror Board and except for the Acquiror Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violation. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions of this Agreement will:

(1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Approvals and Key Regulatory Approvals that relate to Acquiror, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Acquiror or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Acquiror or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A) their respective articles, charters or by-laws or other comparable organizational documents; or

(B) any Permit or Material Contract to which Acquiror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound;

(2) subject to obtaining the Key Regulatory Approvals,

(A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Acquiror or any of its subsidiaries or any of their respective properties or assets; or

(B) cause the suspension or revocation of any Permit currently in effect relating to Acquiror or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Approvals and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Acquiror); or

(3) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit;

The Key Third Party Consents and Approvals are the only consents and approvals required from any third party under any Contracts of Acquiror or any of its subsidiaries in order for Acquiror and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(e) Capitalization. The authorized share capital of Acquiror consists of an unlimited number of Acquiror Shares. As of the close of business on February 21, 2025, 455,709,560 Acquiror Shares were issued and outstanding, an aggregate of up to 283,779 Acquiror Shares were issuable upon the exercise of Acquiror Options, an aggregate of up to 3,552,698 Acquiror Shares were issuable upon the settlement of Acquiror RSUs, an aggregate of up to 4,052,756 Acquiror Shares were issuable upon the settlement of Acquiror PRSUs and an aggregate of up to 48,808,376 Acquiror Shares were issuable upon the exercise of Acquiror Convertible Notes. Other than as disclosed in Schedule 4.1(e) of the Acquiror Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or any Material Subsidiary of Acquiror. All outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Acquiror Shares issuable upon the exercise of the Acquiror Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Acquiror (including the Acquiror Shares and the Acquiror Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of Acquiror's securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any of its subsidiaries having the right to vote with the holders of the outstanding Acquiror Shares on any matters.

(f) Reporting Status and Securities Laws Matters. Acquiror is a "reporting issuer" and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada. The Acquiror Shares are registered under Section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority, the SEC or the Exchanges, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken with respect to the foregoing. The Acquiror Shares are listed on the Exchanges and, except for such listings, no securities of Acquiror are listed or quoted for trading on any other stock or securities exchange or market or registered under any Securities Laws.

(g) Ownership of Subsidiaries. Schedule 4.1(g) of the Acquiror Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Acquiror. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Acquiror are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Acquiror are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Acquiror. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Acquiror to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Acquiror. All ownership interests of Acquiror and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 4.1(g) of the Acquiror Disclosure Letter includes a complete and accurate list of all securities owned by Acquiror of another corporate person, other than its subsidiaries.

(h) Public Filings. Acquiror has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act and U.S. Securities Act, with the Securities Authorities, the SEC or the Exchanges. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, the U.S. Exchange Act and the U.S. Securities Act, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Acquiror has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such term is defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

(i) Acquiror Financial Statements. Acquiror's audited consolidated financial statements as at and for the fiscal year ended December 31, 2023 and unaudited financial statements as at and for the nine months ended September 30, 2024, including the notes thereto related management's discussion and analysis (collectively, the "Acquiror Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Acquiror's independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Acquiror and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror's accounting policies, except as described in the notes to the Acquiror Financial Statements, since September 30, 2024.

(j) Internal Controls and Financial Reporting. Acquiror has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Acquiror in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Acquiror's Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Acquiror maintains systems of "internal control over financial reporting" that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as set out in Schedule 4.1(j) of the Acquiror Disclosure Letter, since January 1, 2024, Acquiror's auditors and the audit committee of the Acquiror Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror's internal control over financial reporting.

(k) Corrupt Practices Legislation. Neither Acquiror, its subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of Acquiror any agents or representatives acting for or on behalf of Acquiror or any of its subsidiaries is taking or to the knowledge of Acquiror has within the past five (5) years taken, been engaged in or alleged to have engaged in any action which would cause Acquiror or any of its subsidiaries to be in violation of applicable Corrupt Practices Laws. Without limiting any of the foregoing, neither Acquiror, its subsidiaries, nor any of their respective officers, directors, or employees, or to the knowledge of the Company, any agents or representatives acting for or on behalf of Acquiror or any of its subsidiaries has (i) paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any Government Official, any political party, or any other Person for the purpose of influencing any act or decision or to secure any improper advantage in violation of Corrupt Practices Laws or (ii) received from any Governmental Entity or any other Person any written notice of any actual, suspected, or potential violation of any Corrupt Practices Laws, or conducted an internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any actual, suspected, or potential violation of any Corrupt Practices Laws.

(l) International Trade Laws. Neither Acquiror, its subsidiaries, nor any of their respective officers, directors, employees, or to the knowledge of Acquiror, its agents or representatives acting on behalf of Acquiror (i) is a Sanctioned Person or located, organized or resident in a Sanctioned Country; (ii) is or has been in the past five (5) years engaged in taking any action or alleged to have engaged in taking any action in violation of applicable International Trade Laws or which would cause Acquiror or any of its subsidiaries to be in violation of applicable International Trade Laws; (iii) has received from any Governmental Entity or any other person any written notice of any violation of any applicable International Trade Law, or conducted an internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any actual, suspected, or alleged violation of any applicable International Trade Law.

(m) International Trade and Corrupt Practices Compliance and Policies. Acquiror and its subsidiaries, and to the knowledge of Acquiror, its respective officers, directors, and employees are in compliance with all applicable International Trade Laws and applicable Corrupt Practices Laws. Acquiror and its subsidiaries have adopted, implemented and maintained policies and procedures reasonably designed to promote compliance with International Trade Laws and Corrupt Practices Laws, to the extent applicable.

(n) Books and Records. The financial books, records and accounts of Acquiror and its Material Subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror and its Material Subsidiaries and accurately and fairly reflect the basis for Acquiror Financial Statements.

(o) Minute Books. The minute books of Acquiror and each of its Material Subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and Company; provided that minutes for recent meetings of the Acquiror Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Acquiror's past practice.

(p) No Undisclosed Liabilities. Acquiror and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to Acquiror, other than those specifically identified in the Acquiror Financial Statements, or incurred in the ordinary course of business since the date of the most recent Acquiror Financial Statements.

(q) No Material Change. Except as disclosed in the Acquiror Public Disclosure Record, since December 31, 2023 (i) there has been no material change in respect of Acquiror and its Material Subsidiaries, taken as a whole, and the debt, business and material property of Acquiror and its Material Subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Acquiror and its Material Subsidiaries taken as a whole; and (iv) Acquiror and its Material Subsidiaries have carried on business in the ordinary course.

(r) Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Acquiror nor any of its Material Subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(s) Taxes. Except as provided for in the Acquiror Financial Statements,

(i) Acquiror and each of its Material Subsidiaries has duly and timely filed all material Returns required to be filed by it with the appropriate Governmental Entity prior to the date hereof and all such material Returns are complete and correct in all material respects.

(ii) Acquiror and each of its Material Subsidiaries has paid on a timely basis all material Taxes which are due and payable, including instalments on account of Taxes for their current taxation year, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements, except where the failure to do so would, individually or in the aggregate, reasonably not be expected to have a Material Adverse Effect.

(iii) Acquiror and each of its Material Subsidiaries has established reserves on its books and records, in the case of Acquiror in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, adequate for the payment of any Taxes not yet due and payable and will continue doing so until the Effective Date.

(iv) No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted, in any case in writing, with respect to Taxes of Acquiror or any of its Material Subsidiaries, and, neither Acquiror nor any of its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Acquiror, threatened, in any case in writing, against Acquiror or any of its Material Subsidiaries or any of their respective assets, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v) Acquiror and each of its Material Subsidiaries has maintained and continues to maintain, in the place and manner prescribed by applicable Law, all records and books of account required to be maintained under applicable Laws with respect to Taxes.

(vi) To the knowledge of Acquiror, no written claim has been made by any Governmental Entity in a jurisdiction where Acquiror and any of its Material Subsidiaries does not file Returns that Acquiror or any of its Material Subsidiaries is or may be subject to Tax by that jurisdiction.

(vii) There are no material Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings pursuant to applicable Laws) upon any of the assets of Acquiror or any of its Material Subsidiaries.

(viii) Acquiror and each of its Material Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including employees, officers or directors and any person who is a non- resident of Canada for purposes of the Tax Act) and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to Acquiror.

(ix) To the knowledge of Acquiror, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Acquiror or any of its Material Subsidiaries for any taxable period (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns) and no request for any such waiver or extension is currently pending.

(x) Acquiror and each of its Material Subsidiaries has duly and timely collected all material amounts on account of any sales or use taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to Acquiror.

(xi) All the Returns, audit reports and assessments in the Acquiror Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.

(xii) Acquiror and each of its Material Subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(xiii) Neither Acquiror nor any Material Subsidiary of Acquiror has applied for any Canadian Emergency Wage Subsidy or Canada Emergency Rent Subsidy, in each case as provided for under section 125.7 of the Tax Act.

(xiv) Each of Acquiror and its Material Subsidiaries has substantially complied with the transfer pricing provisions of each applicable Law relating to Taxes, including (if applicable) the contemporaneous documents and disclosure requirements thereunder.

(xv) There are no circumstances existing which could result in the application of section 17, section 78, section 79 or sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to Acquiror or any of its Material Subsidiaries.

(xvi) Acquiror is a "Canadian corporation" for purposes of the Tax Act.

(xvii) The Consideration Shares are listed on a "designated stock exchange", as that term is defined in Section 248(1) of the Tax Act.

(xviii) Acquiror is classified as a corporation for U.S. federal income tax purposes, and has not taken the position for U.S. federal income tax purposes that it is classified as a surrogate foreign corporation within the meaning of Section 7874(a) or a U.S. domestic corporation under Section 7874(b) of the U.S. Tax Code.

(xix) Acquiror does not believe that it was classified as a PFIC for its most recently completed Tax year and, based upon current business plans and financial expectations, Acquiror believes it will not be a PFIC for its current tax year or future tax years.

(xx) Acquiror is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code.

(t) Operational Matters. All material rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earnouts, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Acquiror and its subsidiaries and affiliates, have been, in all material respects: (i) duly paid; and (ii) duly performed.

(u) Property.

(i) The Acquiror Properties are accurately described in the Acquiror Public Disclosure Record.

(ii) The Acquiror Public Disclosure Record together with the Acquiror Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Acquiror or its Material Subsidiaries, or in respect of which Acquiror or its Material Subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Acquiror or its Material Subsidiaries has any interest.

(iii) The Concessions relating to the Acquiror Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Acquiror or its Material Subsidiaries on the Acquiror Properties as currently conducted.

(iv) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror (i) each Concession relating to the Acquiror Properties is in full force and effect and in good standing and (ii) the interests of Acquiror or its Material Subsidiaries in each Concession relating to the Acquiror Properties is held free and clear of all Liens. The Acquiror Public Disclosure Record together with the Acquiror Data Room Information accurately describes, in all material respects: (A) the interests of Acquiror and its Material Subsidiaries in each of the material Concessions relating to the Acquiror Properties; and (B) the agreement or document pursuant to which Acquiror or its Material Subsidiaries holds its interest in each material Concession relating to the Acquiror Properties. Acquiror or its Material Subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Acquiror Properties.

(v) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror:

(A) each Concession relating to the Acquiror Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and Acquiror or its Material Subsidiaries enjoys legally enforceable access to the Acquiror Properties as may be required to conduct the activities of Acquiror or its Material Subsidiaries as currently conducted;

(B) any and all assessment work required to be performed and filed in respect of the Acquiror Properties or under the Concessions relating to the Acquiror Properties has been performed and filed;

(C) any and all Taxes and other payments required to be paid in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Acquiror Properties have been paid;

(D) any and all filings required to be filed in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties have been filed;

(E) Acquiror or its Material Subsidiaries have the exclusive right to deal with the Acquiror Properties and the Concessions relating to the Acquiror Properties;

(F) no other person has any material interest in the Acquiror Properties or the Concessions relating to the Acquiror Properties or any right to acquire any such interest;

(G) there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Acquiror's or any of its Material Subsidiaries' interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties; and

(H) neither Acquiror nor any of its Material Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Acquiror's or any of its Material Subsidiaries' interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties.

(vi) Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror, all work and activities carried out on the Acquiror Properties and the Concessions relating to the Acquiror Properties by Acquiror or its Material Subsidiaries or, to the knowledge of Acquiror, by any other person appointed by Acquiror or any of its Material Subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror nor any of its Material Subsidiaries, nor, to the knowledge of Acquiror, any other person, has received any notice of any material breach of any such applicable Laws.

(v) First Nations or Aboriginal Claims. Except as set out in Schedule 4.1(v) of the Acquiror Disclosure Letter:

(i) Acquiror has not received any first nations or aboriginal claims which affects Acquiror or any of its subsidiaries nor, to the knowledge of Acquiror, has any first nations or aboriginal claims been threatened which relates to any of Acquiror Properties, any Permits or the operation by Acquiror or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Acquiror Properties are located;

(ii) Acquiror and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any first nations or aboriginal group;

(iii) there are no ongoing or outstanding discussions, negotiations, or similar communications with or by any first nations or aboriginal group concerning Acquiror, any of its subsidiaries or their respective business, operations or assets; and

(iv) no first nations or aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of Acquiror, has been threatened in connection with the activities on the Acquiror Properties.

(w) NGOs and Community Groups. Except as set out in Schedule 4.1(w) of the Acquiror Disclosure Letter, no material dispute between Acquiror or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of Acquiror, is threatened or imminent with respect to any of the Acquiror Properties or operations.

(x) Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Acquiror and other than the Acquiror Properties and the Acquiror Material Permits, Acquiror and its Material Subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Acquiror Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Acquiror or any of its Material Subsidiaries.

(y) Contracts. Schedule 4.1(y) of the Acquiror Disclosure Letter includes a complete and accurate list of all Material Contracts to which Acquiror or any of its Material Subsidiaries is a party and that are currently in force (the "Acquiror Material Contracts"). Acquiror Material Contracts are in full force and effect, and Acquiror or its Material Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Acquiror has made available to Company for inspection true and complete copies of all of the Acquiror Material Contracts. All of the Acquiror Material Contracts are valid and binding obligations of Acquiror or a Material Subsidiary of Acquiror as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Acquiror and its Material Subsidiaries have complied in all material respects with all terms of the Acquiror Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Acquiror or any of its Material Subsidiaries or, to the knowledge of Acquiror, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Acquiror Material Contracts. As at the date hereof, neither Acquiror nor any of its Material Subsidiaries has received written notice that any party to an Acquiror Material Contract intends to cancel, terminate or otherwise modify or not renew such Acquiror Material Contract, and to the knowledge of Acquiror, no such action has been threatened. Neither Acquiror nor any of its Material Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Acquiror or any of its Material Subsidiaries.

(z) Permits. Acquiror and each of its Material Subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror (the "Acquiror Material Permits"). Schedule 4.1(z) of the Acquiror Disclosure Letter sets out a list of Acquiror Material Permits. To the knowledge of Acquiror, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Acquiror Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Acquiror Public Disclosure Record.

(aa) Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Acquiror, threatened by others challenging Acquiror's or any of its Material Subsidiaries' rights in or to any Intellectual Property which is used for the conduct of Acquiror's and its Material Subsidiaries' business as currently carried on as set forth in the Acquiror Public Disclosure Record.

(bb) Environmental Matters. Each of Acquiror and its Material Subsidiaries and their respective businesses and operations:

(i) is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii) has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii) (i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv) is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case as disclosed in the Acquiror Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(cc) Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Acquiror Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Acquiror to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Acquiror and its subsidiaries, taken as a whole, from the amounts disclosed in the Acquiror Public Disclosure Record.

(dd) Regulatory.

(i) Acquiror and its Material Subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Acquiror or its Material Subsidiaries or their respective activities (collectively, the "Acquiror Regulatory Authorities"); and

(ii) Acquiror and its Material Subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals registrations and consents of the Acquiror Regulatory Authorities (the "Acquiror Regulatory Authorizations") in all material respects and have made all requisite material declarations and filings with the Acquiror Regulatory Authorities. Acquiror and its Material Subsidiaries have not received any written notices or other correspondence from the Acquiror Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Acquiror Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Acquiror or any of its Material Subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Acquiror.

(ee) Employee Benefits.

(i) Acquiror and each of its Material Subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Acquiror or any such Material Subsidiary or in respect of which Acquiror or any of its Material Subsidiaries has any actual or potential liability (collectively, the "Acquiror Benefit Plans") and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii) Schedule 4.1(ee) of the Acquiror Disclosure Letter lists all Acquiror Benefit Plans of Acquiror and all material Acquiror Benefit Plans of Acquiror's Material Subsidiaries and Acquiror has furnished to Company true, correct, up-to-date and complete copies of such Acquiror Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Acquiror and their beneficiaries concerning such Acquiror Benefit Plans, accurately describe the benefits provided under each such Acquiror Benefit Plan referred to therein. For any such Acquiror Benefit Plan that is not set out in writing, a written summary of its material terms has been provided in the Acquiror Data Room Information.

(iii) No Acquiror Benefit Plan is a "registered pension plan" as that term is defined in Section 248(1) of the Tax Act or a "multi-employer pension plan" or a "multi- employer plan" as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Acquiror and its Material Subsidiaries have never maintained, sponsored or contributed to any such "registered pension plan", "multi- employer pension plan", "multi-employer plan" on behalf of the employees or former employees of Acquiror and its Material Subsidiaries.

(iv) Each Acquiror Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Acquiror Benefit Plan (including the terms of any documents in respect of such Acquiror Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Acquiror Benefit Plan or applicable Laws.

(v) All obligations of Acquiror or any of its Material Subsidiaries regarding the Acquiror Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Acquiror Benefit Plans by Acquiror or any of its Material Subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Acquiror Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi) Each Acquiror Benefit Plan is insured or funded in compliance with the terms of such Acquiror Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Acquiror or any of its Material Subsidiaries from any such Governmental Entities.

(vii) To the knowledge of Acquiror: (A) no Acquiror Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Acquiror Benefit Plan required to be registered or qualified.

(viii) Acquiror and its Material Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Acquiror Benefit Plan or to improve or change the benefits provided under any Acquiror Benefit Plan.

(ix) There is no entity other than Acquiror and any of its Material Subsidiaries participating in any Acquiror Benefit Plan.

(x) None of the Acquiror Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees, except as required by Law.

(xi) Neither the execution and delivery of this Agreement by Acquiror nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Acquiror with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Acquiror or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Acquiror Benefit Plan.

(xii) All data necessary to administer each Acquiror Benefit Plan is in the possession of Acquiror or one of its Material Subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Acquiror Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(ff) Issuance of Consideration Shares. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror. The Replacement Options to be issued will, when issued pursuant to the Arrangement, be duly and validly created and issued. The Acquiror Shares underlying the Replacement Options will, upon issuance of the Replacement Options pursuant to the Arrangement, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Acquiror Stock Option Plan and receipt by Acquiror of the exercise price therefor, such Acquiror Shares will be duly and validly issued as fully paid and non-assessable Acquiror Shares. The Acquiror Shares underlying the Company Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Company Warrant Certificates (as supplemented by the Supplemental Warrant Certificates) and receipt by Acquiror of the exercise price therefor, such Acquiror Shares will be duly and validly issued as fully paid and non-assessable Acquiror Shares.

(gg) Labour and Employment.

(i) No Material Employee of Acquiror or its Material Subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker's compensation leave. As of the date of this Agreement, no Material Employees of Acquiror or its Material Subsidiaries have indicated an intention to resign their employment. All current assessments under applicable workers' compensation legislation in relation to the employees of Acquiror and its Material Subsidiaries have been paid or accrued by Acquiror and its Material Subsidiaries, as applicable, and Acquiror and its Material Subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii) Other than as disclosed in Schedule 4.1(gg) of the Acquiror Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Acquiror nor any of its Material Subsidiaries has entered into any written or oral agreement providing for employment, severance, retention, bonus, golden parachute, change of control, or termination payments or entitlements to any current or former Material Employee of Acquiror, including increases to any benefit otherwise payable under any pension or benefit plan of Acquiror or any of its Material Subsidiaries and acceleration of the time of payment or vesting of any such benefits, in connection with the termination of their position or their employment with the Acquiror or any of its Material Subsidiaries, in connection with the consummation of the Arrangement, or as a result of a change in control of the Acquiror.

(iii) There are no outstanding or, to the knowledge of Acquiror, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Acquiror or any of its Material Subsidiaries. To the knowledge of Acquiror, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Acquiror or any of its Material Subsidiaries. Acquiror and its Material Subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)

(iv) The Acquiror Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(hh) Compliance with Laws. Acquiror and its Material Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror.

(ii) Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.

(jj) Related Party Transactions. There are no Contracts or other transactions currently in place between Acquiror or any of its Material Subsidiaries, on the one hand, and: (i) to the knowledge of Acquiror, any officer or director of Acquiror or any of its Material Subsidiaries; (ii) to the knowledge of Acquiror, any holder of record or, to the knowledge of Acquiror, beneficial owner of 10% or more of the Acquiror Shares; and (iii) to the knowledge of Acquiror, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(kk) Registration Rights. No Acquiror Shareholder has any right to compel Acquiror to register or otherwise qualify the Acquiror Shares (or any of them) for public sale or distribution.

(ll) Rights of Other Persons. Except as set out in Schedule 4.1(ll) of the Acquiror Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Acquiror or any of its Material Subsidiaries, or any part thereof.

(mm) Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Acquiror or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Acquiror.

(nn) Brokers. Schedule 4.1(nn) of the Acquiror Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Acquiror, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 4.1(nn) of the Acquiror Disclosure Letter.

(oo) Insurance. As of the date hereof, Acquiror and its Material Subsidiaries have such policies of insurance as are listed in Schedule 4.1(oo) of the Acquiror Disclosure Letter. All insurance maintained by Acquiror or any of its Material Subsidiaries is in full force and effect and in good standing and neither Acquiror nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Acquiror or any of its Material Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Acquiror or any of its Material Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Acquiror.

(pp) United States Securities Laws.

(i) Acquiror is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act; and

(ii) Acquiror is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

(qq) COFECE. Acquiror and its subsidiaries have complied with and are not in violation of Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) nor with any other applicable economic competition Laws or regulations in the United Mexican States.

(rr) Use of Short Form Prospectus. Acquiror meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators.

(ss) Arrangements with Shareholders. Other than the Company Voting Agreements and this Agreement, Acquiror does not have any agreement, arrangement or understanding (whether written or oral) with respect to Company or any of its securities, businesses or operations with any shareholder of Company, any interested party of Company or any related party of any interested party of Company, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

(tt) Investment Canada Act. Acquiror is not a "non-Canadian" within the meaning of the Investment Canada Act.

4.2 Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1 Covenants of Company Regarding the Conduct of Business

Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Acquiror in writing, Company shall, and shall cause each of its Material Subsidiaries to, conduct its business in the ordinary course of business and to preserve, in all material respects, its business operations, organization and material business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.1 of the Company Disclosure Letter, Company shall not, nor shall it permit any of its Material Subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a) (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Company or any of its Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Company Shares owned by any person or the securities of any subsidiary owned by a person other than Company other than, in the case of any subsidiary wholly-owned by Company, any dividends payable to Company or any other wholly-owned subsidiary of Company; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Company Shares or shares of Company's Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of Company or its Material Subsidiaries, other than the following which shall not require the prior consent of Acquiror: (A) the issuance of the Company Shares pursuant to the terms of the outstanding Company Convertible Securities; (B) the issuance of Company Convertible Securities pursuant to the approved 2025 long-term incentive plan grants in accordance with the Company Incentive Plan, in each case as disclosed in the Company Disclosure Letter; (C) the issuance of Company Convertible Securities pursuant to grants for new employee hires from time to time by the Company in the ordinary course of business; (D) the issuance of the Company Notes and the Company Financing Warrants pursuant to the Concurrent Financing and any Company Shares issuable upon conversion or exercise thereof; (E) transactions in the ordinary course of business and consistent with past practices between two or more Company subsidiaries or between Company and a Company subsidiary; and (F) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(y) of the Company Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Company or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Company or any of its Material Subsidiaries;

(vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b) except in the ordinary course of business consistent with past practice or as otherwise provided for in this Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Company or any of its Material Subsidiaries for an amount greater than $20 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate; (iii) other than such transactions contemplated in Schedule 5.1 of the Company Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $20 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Acquiror; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c) except in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Company Benefit Plans: (i) grant to any officer, Material Employee or director of Company or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee, or director of Company or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee or director of Company or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers, Material Employees of Company or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Company or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) except as contemplated in the Plan of Arrangement, provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time and for purposes of clarity, none of the foregoing shall prevent the Company from hiring new employees and granting Company Convertible Securities in accordance with past practice;

(d) except as provided for in the Company Financial Statements settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, (i) any material action, claim or proceeding brought against Company and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Company or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Company or any of its Material Subsidiaries from competing in any manner;

(f) waive, release or assign any material rights, claims or benefits of Company or any of its Material Subsidiaries;

(g) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h) except as provided for in the Company Financial Statements, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement and which will be made in a manner consistent with the past practice of Company and its subsidiaries, as applicable, (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws, (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability, (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six- month extensions for U.S. federal and applicable state income Returns), (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or (vi) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

(i) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(j) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Company to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(k) agree, resolve or commit to do any of the foregoing.

Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Company or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Company or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date such insurance (or re-insurance) policy is obtained or renewed.

Company shall keep Acquiror fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Company; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

Company shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Company, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2 Covenants of Acquiror Regarding the Conduct of Business

Acquiror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Company in writing, Acquiror shall, and shall cause each of its Material Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.2 of the Acquiror Disclosure Letter, Acquiror shall not, nor shall it permit any of its Material Subsidiaries to, directly or indirectly, without the prior written consent of Company (which consent shall not be unreasonably withheld or delayed):

(a) (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Acquiror or any of its Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Acquiror Shares owned by any person or the securities of any subsidiary owned by a person other than Acquiror other than, in the case of any subsidiary wholly-owned by Acquiror, any dividends payable to Acquiror or any other wholly-owned subsidiary of Acquiror; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Acquiror Shares or shares of its Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Acquiror Shares or other securities of Acquiror or its Material Subsidiaries, other than: (A) the issuance of the Acquiror Shares pursuant to the terms of the outstanding Acquiror Options, Acquiror RSUs or Acquiror PRSUs; (B) transactions in the ordinary course of business and consistent with past practices between two or more Acquiror wholly-owned subsidiaries or between Acquiror and an Acquiror wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(y) of the Acquiror Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Acquiror or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acquiror or any of its Material Subsidiaries; or (vii) enter into any agreement with respect to any of the foregoing;

(b) other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Acquiror Benefit Plans: (i) grant to any officer or director of Acquiror an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer or director of Acquiror; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer or director of Acquiror; (iv) increase any benefits payable to officers or directors under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Acquiror Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or officers or former directors or officers of Acquiror; (v) increase bonus levels or other benefits payable to any director or officer of Acquiror; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

(c) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(d) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acquiror or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Acquiror or any of its Material Subsidiaries from competing in any manner;

(e) waive, release or assign any material rights, claims or benefits of Acquiror or any of its Material Subsidiaries;

(f) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(g) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(h) agree, resolve or commit to do any of the foregoing.

Acquiror shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Acquiror or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Acquiror or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Acquiror shall keep Company fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Acquiror; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

Acquiror shall promptly notify Company in writing of any circumstance or development that, to the knowledge of Acquiror, is or could reasonably be expected to constitute a Material Adverse Effect.

5.3 Covenants of Company Relating to the Arrangement

Company shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Company or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Company shall and, where applicable, shall cause its subsidiaries to:

(a) use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third-party consents, approvals and notices required under, and shall obtain all amendments reasonably requested by Acquiror in respect of, any Material Contracts and all Key Third Party Consents and Approvals, all as set out in the Company Disclosure Letter;

(b) use commercially reasonable efforts to assist Acquiror in making the necessary arrangements to restructure, payout or otherwise deal with Acquiror's and Company's indebtedness; and

(c) until the earlier of the Effective Time and termination of this Agreement, Company shall, subject to applicable Law, make available and cause to be made available to Acquiror, and the agents and advisors thereto, information reasonably requested by Acquiror for the purposes of preparing and considering integration plans for the combined businesses of Acquiror and Company following the Effective Date and confirming the representations and warranties of Company set out in this Agreement.

5.4 Covenants of Acquiror Relating to the Arrangement

Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of its subsidiaries under this Agreement, co-operate with Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and, where appropriate, shall cause its subsidiaries to:

(a) subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, issue the Consideration Shares to be issued pursuant to the Arrangement at the time provided herein;

(b) subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws Acquiror shall do all things necessary (including entering into the Supplemental Warrant Certificates) to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Company Convertible Securities;

(c) as necessary, register the Acquiror Shares issuable upon exercise of the Replacement Options with the SEC under the U.S. Securities Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Replacement Options remain outstanding;

(d) use commercially reasonable efforts to assist Company in making the necessary arrangements to restructure, payout or otherwise deal with Acquiror's and Company's indebtedness;

(e) use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents and Approvals set out in the Acquiror Disclosure Letter; and

(f) until the earlier of the Effective Time and termination of this Agreement, Acquiror shall, subject to applicable Law, make available and cause to be made available to Company, and the agents and advisors thereto, information reasonably requested by Company for the purposes of preparing and considering integration plans for the combined businesses of Acquiror and Company following the Effective Date and confirming the representations and warranties of Acquiror set out in this Agreement.

5.5 Mutual Covenants

Other than in connection with the Key Regulatory Approvals (which shall be governed by Section 5.6), each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to (i) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, (ii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement; and (iii) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(b) it shall use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with this Agreement or (with the exception of the transactions contemplated by this Agreement) which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein including, for the avoidance of doubt, the taking of any action (including any discussions or negotiation) or the entering into of any transaction not contemplated by this Agreement;

(c) it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins either of the Parties from consummating the Arrangement;

(d) With respect to obtaining all Key Third Party Consents and Approvals, each of the Parties shall cooperate with the other Party and shall provide such assistance as each other Party may reasonably request in connection with obtaining all Key Third Party Consents and Approvals. Each Party shall keep the other Party reasonably informed as to the progress of obtaining their respective Key Third Party Consents and Approvals. In particular:

(i) no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a third party to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii) the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any third party in respect of the transactions contemplated by this Agreement, provide the other Party with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by a Party and its counsel and will provide each of the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any third party in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 5.5(d), information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis;

(iii) each Party shall keep the other Party and its counsel fully apprised of all material written (including email) and oral communications and all meetings with any third party and their staff in respect of the Key Third Party Consents and Approvals, and unless participation by a Party is prohibited by applicable Law or by such third party, will not participate in such communications or meetings without giving each other Party, and its counsel the opportunity to participate therein; provided, however, that, subject to Section 5.5(d), where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such third party, shall have the right to participate in any such meetings on an external counsel-only basis; and

(iv) each Party shall keep the other Party reasonably informed on a timely basis of developments which are material or reasonably likely to be material to obtaining the Key Third Party Consents and Approvals required for the completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date.

(e) it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to the Company Shareholders in exchange for their Company Shares and the issuance of the Replacement Options to Company Optionholders in exchange for their Company Options pursuant to the Plan of Arrangement;

(f) promptly notify the other Party of:

(i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(ii) any communication from any Governmental Entity in connection with the Arrangement and the Key Regulatory Approvals (and the response thereto from such Party, its subsidiaries or its Representatives); and

(iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(g) it shall use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party's legal counsel to permit the completion of the Arrangement.

5.6 Covenants Relating to Key Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Key Regulatory Approvals required for the completion of the transactions contemplated by this Agreement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) in respect of the Canadian Competition Approval,

(i) within ten (10) business days after the date of this Agreement or such other date as the Parties may reasonably agree, the Acquiror shall file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(ii) if an Advance Ruling Certificate or No Action Letter shall not have been obtained within sixteen (16) calendar days following filing of that submission, either Party may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Parties shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act, as promptly as practicable but in any event within ten (10) Business Days following the date a Party notified the other Party of its intention to file a notification.

(b) In respect of the COFECE Approval, within thirty (30) business days after the date of this Agreement or such other date as the Parties may reasonably agree, the Parties shall submit a notification to COFECE on behalf of the Parties to obtain the COFECE Approval. The Parties agree that the Acquiror shall appoint the common representative in such notification to COFECE;

(c) The Parties shall, and shall cause their respective subsidiaries, as applicable, to, file, as promptly as practicable but in any event within forty (40) business days after the date of this Agreement or such other date as the Parties may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Key Regulatory Approvals.

(d) All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Key Regulatory Approvals shall be paid by the Parties, shared equally.

(e) The Parties shall use their commercially reasonable efforts to:

(i) obtain the Key Regulatory Approvals at the earliest reasonably practicable date;

(ii) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Key Regulatory Approvals; and

(iii) make such further filings as may be necessary, proper or advisable in connection therewith.

(f) With respect to obtaining the Key Regulatory Approvals, each of the Parties shall cooperate with the other Party and shall provide such assistance as each other Party may reasonably request in connection with obtaining the Key Regulatory Approvals. Each Party shall keep the other Party reasonably informed as to the progress of obtaining the Key Regulatory Approvals. In particular:

(i) no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party, and which shall not be unreasonably denied, particularly if necessary for purposes of obtaining Key Regulatory Approvals;

(ii) the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, provide the other Party with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by a Party and its counsel and will provide each of the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 5.6(g), information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis;

(iii) each Party shall keep the other Party and its counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will not participate in such communications or meetings without giving each other Party, and its counsel the opportunity to participate therein; provided, however, that, subject to Section 5.6(g), where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, shall have the right to participate in any such meetings on an external counsel-only basis; and

(iv) each Party shall keep the other Party reasonably informed on a timely basis of developments which are material or reasonably likely to be material to obtaining the Key Regulatory Approvals required for the completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date.

(g) With respect to Sections 5.6(f)(ii) and (iii) above, where a Party provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party on an external counsel-only basis, the Party disclosing the documents shall also provide the Party receiving such documents with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

(h) With the exception of the transactions contemplated by this Agreement, neither of the Parties shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Key Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Key Regulatory Approvals.

(i) The Parties shall use (and shall cause their respective subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement; provided, however, that Section 5.5 and this Section 5.6 shall not require either of the Parties to take any steps or actions that would, as applicable, affect their or their respective subsidiaries' right to own, use or exploit its or their business, operations or assets, including, for greater certainty, divesting, restricting or agreeing to divest or restrict any assets of the Parties or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of any of the Parties or any of their respective subsidiaries or effecting any change or restructuring of any of the Parties or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

5.7 Pre-Closing Reorganization

(a) Subject to Section 5.7(b), Company agrees that, upon request of Acquiror, Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Acquiror may request, acting reasonably (each a "Pre-Closing Reorganization"), and (ii) cooperate with Acquiror and its advisors to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) cooperate with Acquiror and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by Acquiror (based on the terms of any Contract) in connection with the Pre-Closing Reorganizations, if any.

(b) Company will not be obligated to participate in any Pre-Closing Reorganization under Section 5.7(a) unless such Pre-Closing Reorganization, in the opinion of Company:

(i) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Company or the Company Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Closing Reorganization;

(ii) does not require Company to obtain the approval of securityholders of Company or proceed absent any required consent of any third party (including any Key Regulatory Approvals);

(iii) does not unreasonably interfere with Company's material operations prior to the Effective Time;

(iv) prevent the Arrangement from qualifying as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code;

(v) does not require Company or its subsidiaries to contravene or unreasonably interfere with any Contract, Key Regulatory Approvals or applicable Laws, or its organization documents;

(vi) can be completed as close as reasonably practicable prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting Company or any of its Material Subsidiaries in any material manner;

(vii) is not prejudicial to Company, any of its Material Subsidiaries or the Company Securityholders in any material respect (including any Taxes being imposed or adverse Tax consequences);

(viii) does not violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Company or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Company or any of its subsidiaries; or

(ix) does not impair the ability of Company to consummate, and will not materially delay the consummation of, the Arrangement.

(c) Acquiror must provide written notice to Company of any proposed Pre-Closing Reorganization at least fifteen (15) business days prior to the Effective Date. Upon receipt of such notice, Company and Acquiror shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre- Closing Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Closing Reorganization made effective as of the last moment of the business day ending immediately prior to the Effective Date (but after Acquiror has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(d) Acquiror agrees that it will be responsible for all costs and expenses including professional fees and expenses and Taxes associated with any Pre-Closing Reorganization to be carried out at its request and shall indemnify and save harmless Company and its affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including actual out-of-pocket cost and expense for filing fees and external counsel), interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization (including in respect of any reversal, modification or termination of a Pre-Closing Reorganization) and that any Pre-Closing Reorganization will not be considered in determining whether a representation or warranty of Company under this Agreement has been breached (including where any such Pre-Closing Reorganization requires the consent of any third party under a Contract). The obligation of Acquiror to reimburse Company for all costs and expenses and to indemnify Company and its affiliates and Representatives, from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of- pocket costs and expenses for filing fees and external counsel), interest awards, judgements and penalties as set out in this Section, notwithstanding anything to the contrary herein, shall survive the termination of this Agreement.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Company or Acquiror, acting reasonably, on appeal or otherwise;

(b) the Court shall have determined that the terms and conditions of the exchange of Company Shares for Consideration Shares, and of Company Options for Replacement Options, in each case pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Company Shares and Company Options, and the Final Order shall have been granted in a form satisfactory to Company and Acquiror, acting reasonably;

(c) the Company Securityholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;

(d) the Acquiror Shareholder Approval shall have been obtained at the Acquiror Meeting;

(e) there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Acquiror or Company which shall prevent the consummation of the Arrangement;

(f) the Key Regulatory Approvals and Key Third Party Consents and Approvals shall have been obtained and shall not have been modified or withdrawn prior to the Effective Time;

(g) this Agreement shall not have been terminated in accordance with its terms; and

(h) the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators).

6.2 Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a) all covenants of Company under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by Company in all material respects, and Acquiror shall have received a certificate of Company addressed to Acquiror and dated the Effective Time, signed by two executive officers on behalf of Company (on Company's behalf and without personal liability), confirming the same as at the Effective Date;

(b) (i) the representations and warranties of Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Company set forth in Sections 3.1(b) [Organization and Qualification], 3.1(c) [Authority Relative to this Agreement] and 3.1(d)(1)(A) [No Violation] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Company set forth in Sections 3.1(e) [Capitalization], 3.1(g) [Ownership of Subsiiaries] and 3.1(mm) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Acquiror shall have received a certificate of Company addressed to Acquiror and dated the Effective Date, signed on behalf of Company by a senior executive officer of Company (on Company's behalf and without personal liability), confirming the same;

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Company;

(d) the Company shall have completed the Concurrent Financing, provided that this condition shall not be available to Acquiror if it fails to fulfill any of its obligations under its respective Subscription Agreement dated the date hereof between Acquiror and Company; and

(e) holders of no more than 5% of the Company Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Acquiror and may be waived by it in whole or in part at any time.

6.3 Additional Conditions Precedent to the Obligations of Company

The obligations of Company to complete the transactions contemplated by this Agreement, shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Company and may be waived by Company):

(a) all covenants of Acquiror under this Agreement to be performed on or before the Effective Time which have not been waived by Company shall have been duly performed by Acquiror in all material respects, and Company shall have received a certificate of Acquiror, addressed to Company and dated the Effective Time, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of Acquiror set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Acquiror set forth in Sections 4.1(b)[Organization and Qualification], 4.1(c) [Authority Relative to this Agreement] and 4.1(d)(1)(A) [No Violation] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Acquiror set forth in Sections 4.1(e) [Capitalization], 4.1(g) [Ownership of Subsidiaries] and 4.1(nn) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Company shall have received a certificate of Acquiror addressed to Company and dated the Effective Date, signed on behalf of Acquiror by a senior executive officer of Acquiror (on Acquiror's behalf and without personal liability), confirming the same;

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Acquiror;

(d) Acquiror shall have delivered evidence satisfactory to Company of the approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Acquiror Shares underlying the Replacement Options and the Acquiror Shares underlying the Company Warrants at the Effective Time;

(e) the Acquiror Board shall be composed of ten directors, as follows: Ross Beaty (Chairman) together with five additional directors appointed by Acquiror and the Company Director Nominees with effect as of and from the Effective Time;

(f) senior management of Acquiror shall be comprised of those individuals set forth in Schedule E with effect as of and from the Effective Time;

(g) the Acquiror shall have completed its obligations under their respective Subscription Agreement dated the date hereof between Acquiror and Company; and

(h) Acquiror shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

The foregoing conditions will be for the sole benefit of Company and may be waived by it in whole or in part at any time.

6.4 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Notice and Cure Provisions

7.1.1 Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

7.1.2 Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Company may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2 Non-Solicitation

7.2.1 Except as expressly provided in this Section 7.2, until the earlier of the Effective Time or date, if any, on which this Agreement is terminated pursuant to Section 8.2, neither Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries (collectively, the "Representatives"): (i) make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of: (A) advising such person of the restrictions in this Agreement, (B) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal, or (C) for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (v) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party's Board Recommendation; (vi) if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within ten (10) business days after the other Party's written request that the Party or the Party's Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Party's Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the Company Meeting (in the case of an Acquisition Proposal in respect of Company) or the Acquiror Meeting (in the case of an Acquisition Proposal in respect of Acquiror), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause (vi), with references to the applicable ten (10) business day prior being replaced with three (3) business days), (vii) fail to include the Party's Board Recommendation in that Party's Circular, (viii) make any public announcement or take any other action inconsistent with the recommendation of the Acquiror Board to approve the Arrangement, in the case of Acquiror, or the Company Board, in the case of Company, (ix) approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with Section 7.2.3); or (x) commit or agree to do any of the foregoing (any act by a Party described in clauses (iii) to (x) inclusive (to the extent related to the foregoing clauses (iii) to (ix) inclusive) a "Change in Recommendation").

7.2.2 Each Party shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by it, its subsidiaries or any Representatives with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and use commercially reasonable efforts to exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and use commercially reasonable efforts to exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding such Party and its subsidiaries and use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights. Each Party agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and each Party undertakes to use commercially reasonable efforts to enforce all standstill, non-disclosure, non- disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.2.3 Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval, in the case of Company, or the Acquiror Shareholder Approval, in the case of Acquiror, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2.1 or 7.2.2 and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to constitute or lead to a Superior Proposal and the failure to participate in discussions or negotiations or to disclose non- public information to such third party would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, such Party may, in response to a request made by the party making such Acquisition Proposal subject to compliance with Section 7.2.4:

(a) furnish, or provide access to, information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or

(b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to, the other Party hereto; and (ii) without entering into an agreement with such person (and providing a true copy of such agreement to the other Party) substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal or prohibit a Party from providing any information to the other Party in accordance with, or otherwise complying with, this Section 7.2.3.

7.2.4 Each Party shall promptly notify the other Party, at first orally and then as soon as reasonably practical thereafter in writing (and, in any event, within 24 hours) of receipt of any Acquisition Proposal (whether or not in writing), any inquiry received that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, inquiry or request, and shall provide the other Party with a copy of any such Acquisition Proposal, inquiry, or request, a copy of any agreement entered into in accordance with Section 7.3 hereof and a copy of any other agreements (including material financing documents), substantive correspondence or documents which relate to the Acquisition Proposal, or any amendment to any of the foregoing. The Party receiving the Acquisition Proposal shall thereafter also provide such other details of such Acquisition Proposal, inquiry, or request, or any amendment to any of the foregoing, as the other Party may reasonably request and shall promptly (and in any event within 24 hours) keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the other Party with respect thereto.

7.2.5 Subject to Section 7.3, (i) at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval, if Company receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Company Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.3, 7.3.4 and 8.2, terminate this Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal, and (ii) at any time following the date of this Agreement and prior to obtaining the Acquiror Shareholder Approval, if Acquiror receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Acquiror Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.3, 7.3.4 and 8.2, terminate this Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal.

7.2.6 Nothing contained in this Agreement shall prohibit either Party from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal if: (i) in the good faith judgment of such Party's Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) such Party provides the other Party and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors' circular or otherwise, and (iii) such Party considers all reasonable amendments to such disclosure as requested by the other Party and its legal counsel, acting reasonably. Nothing in this Agreement shall prevent a Party's Board from (A) calling and holding a meeting of shareholders validly requisitioned by that Party's shareholders in accordance with the BCBCA, or (B) calling and holding a meeting of shareholders ordered to be held by a court in accordance with Law.

7.2.7 Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such officers, directors, employees and any financial advisors or other advisors or representatives.

7.3 Superior Proposals and Right to Match

7.3.1 Notwithstanding any other provision of this Agreement if a Party receives a written Acquisition Proposal prior to the approval of the Arrangement Resolution (in respect of an Acquisition Proposal for Company) or the Acquiror Resolution (in respect of an Acquisition Proposal for Acquiror), as applicable, in each case, that such Party's Board determines in good faith constitutes a Superior Proposal, then such Party's Board may make a Change in Recommendation and/or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (a "Superior Proposal Agreement") if and only if:

(a) the Party receiving such proposal (the "Receiving Party") has complied with its obligations under Section 7.2 and has provided the other Party (the "Responding Party") with a copy of the Superior Proposal and all related documentation described in Section 7.2.4 as well as the value in financial terms that the Party's Board has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(b) a period (the "Response Period") of six business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents described in Section 7.2.4;

(c) after the Response Period, the Responding Party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any proposed amendments to the terms of this Agreement and the Plan of Arrangement by the Responding Party and failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law; and

(d) prior to or concurrently with entering into such Superior Proposal Agreement, the Receiving Party shall have terminated this Agreement pursuant to Section 8.2.1(c)(ii)8.2.1(c)(iv) (where Company is the Receiving Party) or Section 8.2.1(d)(ii) (where Acquiror is the Receiving Party) and the Receiving Party shall have paid Responding Party the applicable Termination Fee.

7.3.2 During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend this Agreement and the Plan of Arrangement to determine in good faith whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. The Receiving Party shall negotiate in good faith with the Responding Party to enable the Responding Party to make such amendments to the terms of this Agreement and the Plan Arrangement as would enable the Responding Party to proceed with the Arrangement and any related transactions on such amended terms. The Receiving Party agrees that, subject to the Receiving Party's disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Receiving Party's Representatives, without the prior written consent of the Responding Party. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to this Agreement with the Responding Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend. If the Receiving Party board of directors continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Responding Party's offer to amend this Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, make a Change in Recommendation and/or enter into an Superior Proposal Agreement with respect to such Superior Proposal.

7.3.3 The Receiving Party will promptly reaffirm its Board Recommendation by the prompt issuance of a press release after: (i) any Acquisition Proposal which the Receiving Party determines not to constitute a Superior Proposal is publicly announced; or (ii) the Receiving Party's Board determines that a proposed amendment to the terms of this Agreement and the Plan of Arrangement pursuant to Section 7.3.2 would result in any Acquisition Proposal that has been publicly announced to no longer constitute a Superior Proposal. The Responding Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Receiving Party, acting reasonably.

7.3.4 Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party's securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and the Responding Party shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.

7.3.5 Where at any time within ten days before the Company Meeting or the Acquiror Meeting, as applicable, the Receiving Party has provided the Responding Party with a notice under Section 7.3.1 hereof, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable Laws, at the Responding Party's request, the Receiving Party may, and upon request of the Responding Party, shall, postpone or adjourn the Company Meeting or the Acquiror Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten days after the scheduled date of the Company Meeting or the Acquiror Meeting, as applicable, and shall, in the event that the Parties amend the terms of this Agreement pursuant to Section 7.3.2, ensure that the details of such amended Agreement are communicated to the shareholders of the Receiving Party prior to the resumption of the postponed or adjourned meeting.

7.4 Expenses and Termination Fees

7.4.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2 If a Company Termination Fee Event occurs, Company shall pay Acquiror or as Acquiror may direct (by wire transfer of immediately available funds) the Termination Fee.

7.4.3 If an Acquiror Termination Fee Event occurs, Acquiror shall pay Company or as Company may direct (by wire transfer of immediately available funds) the Termination Fee.

7.4.4 For the purposes of this Agreement, "Termination Fee" means $85 million, in respect of a Company Termination Fee Event and $145 million in respect of an Acquiror Termination Fee Event.

7.4.5 For the purposes of this Agreement, "Company Termination Fee Event" means the termination of this Agreement:

(a) by Acquiror pursuant to Section 8.2.1(c)(i) [Change in Recommendation];

(b) by Acquiror pursuant to Section 8.2.1(c)(iv) [Breach of Non-Solicitation];

(c) by Company pursuant to Section 8.2.1(d)(ii) [Superior Proposal]; or

(d) by either Party pursuant to Section 8.2.1(b)(i) [Outside Date] or Section 8.2.1(b)(iii) [Company Securityholder Approval] or by Acquiror pursuant to Section 8.2.1(c)(iii) [Company Breach of Representations and Warranties or Covenants] (but only in the event of a termination due to wilful or intentional breach or fraud by the Company) but only if, in each case: (A) prior to such termination, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Company shall have been publicly announced by any person (other than Acquiror or any of its affiliates); (B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five (5) business days prior to the Company Meeting; and (C) within 12 months following the date of such termination, either:

(i) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Company; or

(ii) Company and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Company Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.5(d) all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%"; or

(e) by the Company or Acquiror pursuant to Section 8.2.1(b)(i) [Outside Date] or Section 8.2.1(b)(iii) [Company Securityholder Approval], if at the time of such termination, Acquiror was entitled to terminate this Agreement pursuant to Section 8.2.1(c)(i) [Change in Recommendation];

7.4.6 For the purposes of this Agreement, "Acquiror Termination Fee Event" means the termination of this Agreement:

(a) by Company pursuant to Section 8.2.1(d)(i) [Change in Recommendation]; or

(b) by Company pursuant to Section 8.2.1(d)(iv) [Breach of Non-Solicitation]; or

(c) by Acquiror pursuant to Section 8.2.1(c)(ii) [Superior Proposal]; or

(d) by either Party pursuant to Section 8.2.1(b)(i) [Outside Date] or by either Party pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval] or by Company pursuant to Section 8.2.1(d)(iii) [Acquiror Breach of Representations and Warranties or Covenants] (but only in the event of a termination due to wilful or intentional breach or fraud by the Acquiror) but only if, in each case: (A) prior to such termination, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Acquiror shall have been publicly announced by any person (other than Company or any of its affiliates);

(B) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five (5) business days prior to the Acquiror Meeting; and (C) within 12 months following the date of such termination:

(i) the announced Acquisition Proposal (as it may be modified or amended) is consummated by Acquiror; or

(ii) Acquiror and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Acquiror Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.6(e) all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%".

(e) by the Company or Acquiror pursuant to Section 8.2.1(b)(i) [Outside Date] or Section 8.2.1(b)(iv) [Acquiror Shareholder Approval], if at the time of such termination, Company was entitled to terminate this Agreement pursuant to Section 8.2.1(d)(i) [Change in Recommendation];

7.4.7 If a Company Termination Fee Event described in any of Sections 7.4.5(a), 7.4.5(b) or (c) occurs, the Termination Fee shall be payable simultaneously by Company to Acquiror with the occurrence of such Company Termination Fee Event. If a Company Termination Fee Event described in Section 7.4.5(d) or 7.4.5(e) occurs, the Company Termination Fee shall be payable by Company to Acquiror within two business days following the closing of the applicable transaction referred to therein.

7.4.8 If an Acquiror Termination Fee Event described in any of Sections 7.4.6(a), 7.4.6(b) or 7.4.6(c) occurs, the Termination Fee shall be payable by Acquiror to Company simultaneously with the occurrence of such Acquiror Termination Fee Event. If an Acquiror Termination Fee Event described in Section 7.4.6(d) or 7.4.6(e) occurs, the Acquiror Termination Fee shall be payable by Acquiror to Company within two business days following the closing of the applicable transaction referred to therein.

7.4.9 In the event that this Agreement is terminated by Company pursuant to Section 8.2.1(b)(i) [Outside Date] due to the failure by Acquiror to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval], an amount equal to $2 million (the "Company Expense Reimbursement") shall be paid by Acquiror provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval], if: (a) the Company Securityholder Approval was not obtained at the Company Meeting; or (b) prior to the Company Meeting a Material Adverse Effect in respect of Company occurred and Acquiror notified Company in writing prior to the Company Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Company, specifying in detail the basis for its conclusion, the Company Expense Reimbursement shall not be payable. Notwithstanding anything in this Section 7.4.9 to the contrary, in no event shall Acquiror be required to pay under Section 7.4.6, on the one hand, and this Section 7.4.9, on the other hand, in aggregate, an amount in excess of the Termination Fee.

7.4.10 In the event that this Agreement is terminated by Acquiror pursuant to Section 8.2.1(b)(i) [Outside Date] due to the failure by Company to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iii) [Company Securityholder Approval], an amount equal to $2 million (the "Acquiror Expense Reimbursement") shall be paid by Company provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iii) [Company Securityholder Approval], if (a) the Acquiror Shareholder Approval was not obtained at the Acquiror Meeting; or (b) prior to the Acquiror Meeting a Material Adverse Effect in respect of Acquiror occurred and Company notified Acquiror in writing prior to the Acquiror Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Acquiror, specifying in detail the basis for its conclusion, the Acquiror Expense Reimbursement shall not be payable. Notwithstanding anything in this Section 7.4.10 to the contrary, in no event shall Company be required to pay under Section 7.4.5, on the one hand, and this Section 7.4.10, on the other hand, in aggregate, an amount in excess of the Termination Fee, which amount, for greater certainty, will not include or otherwise reference any amounts payable to Acquiror in connection with the Concurrent Financing.

7.4.11 Each of the Parties acknowledges that the agreements contained in this Section 7.3.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full, such payment shall be the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and such Party be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.12 Nothing in this Section 7.3.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.13 Nothing in this Section 7.3.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.14 In no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee and the Termination Fee shall, in any case, only be paid once by a Party.

7.5 Access to Information; Confidentiality

7.5.1 From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and to the officers, employees, agents and Representatives of Acquiror such access as Acquiror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request.

7.5.2 From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Acquiror shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Company and to the officers, employees, agents and Representatives of Company such access as Company may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Company with all data and information as Company may reasonably request.

7.5.3 Acquiror and Company acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6 Insurance and Indemnification

7.6.1 Acquiror will, or will cause Company and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Acquiror acknowledges and agrees that prior to the Effective Date, Company may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror.

7.6.2 Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Company and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3 If Company or Acquiror or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Company or Acquiror, as the case may be, shall assume all of the obligations of Company or Acquiror, as applicable, set forth in this Section 7.6.

7.6.4 The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

8.2.1 This Agreement, other than Section 7.3.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Company Securityholders, or of this Agreement and the Acquiror Resolution by the Acquiror Shareholders or the approval of the Arrangement by the Court):

(a) by mutual written agreement of Company and Acquiror; or

(b) by either Company or Acquiror, if:

(i) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii) after the date hereof, there shall be enacted, made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Company or Acquiror from consummating the Arrangement and such applicable Law (if applicable), prohibition or enjoinment shall have become final and non-appealable; or

(iii) the Arrangement Resolution shall have failed to obtain the Company Securityholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under Section 8.2.1(b)(iii) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure to receive the Company Securityholder Approval; or

(iv) the Acquiror Resolution shall have failed to obtain the Acquiror Shareholder Approval at the Acquiror Meeting (including any adjournment or postponement thereof) in accordance with applicable Law, except that the right to terminate this Agreement under Section 8.2.1(b)(iv) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure to receive the Acquiror Shareholder Approval;

(c) by Acquiror, if:

(i) the Company Board makes a Change in Recommendation; or

(ii) prior to the Acquiror Meeting, the Acquiror Board authorizes Acquiror to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with Section 7.2.3) with respect to a Superior Proposal in accordance with Section 7.3.1, provided that Acquiror is then in compliance with Section 7.2 and 7.3 in all material respects and that, prior to or concurrently with such termination, Acquiror pays the Termination Fee payable pursuant to Section 7.3.4; or

(iii) subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Company set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv) Company is in material breach or in material default of any of its obligations or covenants set forth in Section 7.2;

(d) by Company, if:

(i) the Acquiror Board makes a Change in Recommendation; or

(ii) prior to the Company Meeting, the Company Board authorizes Company to enter into a Superior Proposal Agreement (other than an acceptable confidentiality agreement entered into in accordance with Section 7.2.3) with respect to a Superior Proposal in accordance with Section 7.3.1, provided that Company is then in compliance with Section 7.2 and 7.3 in all material respects and that, prior to or concurrently with such termination, Company pays the Termination Fee payable pursuant to Section 7.3.4; or

(iii) subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv) Acquiror is in material breach or in material default of any of its obligations or covenants set forth in Section 7.2.

8.2.2 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give prompt written notice of such termination to the other Party.

8.2.3 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 5.7(d), 7.3.4, 7.5.3, 9.1, 9.3, 9.6 and 9.7 and all related definitions in Section 1.1, and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein), shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination

8.3 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions precedent herein contained.

8.4 Waiver

Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

9.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b) which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to Acquiror:

Equinox Gold Corp.

Suite 1501 - 700 West Pender Street Vancouver, BC V6C 1G8

Attention:	Greg Smith, President and Chief Executive Officer
Email:	[Redacted - email address]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon, LLP

1133 Melville Street, Suite 3500

The Stack, Vancouver, BC V6E 4E5

Attention:	Bob Wooder
Email:	[Redacted - email address]

(b) if to Company:

Calibre Mining Corp.

200 Burrard Street, Suite 1560 Vancouver, BC V6C 3L6

Attention:	Darren Hall, President and Chief Executive Officer
Email:	[Redacted - email address]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

40 Temperance St, Suite 3200

Bay Adelaide Centre - North Tower

Toronto, Ontario M5H 0B4

Attention:              Jay King

Email:                    [Redacted - email address]

9.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4 Injunctive Relief

Subject to Section 7.3.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party. Notwithstanding the foregoing, the Acquiror shall be entitled at any time to assign its rights in this Agreement (however it may not transfer its liabilities or obligations under the Agreement without the prior written consent of the Company) as security in favour of the Acquiror's lenders and grant and allow to exist a Lien in respect of this Agreement in favour of the Acquiror's lenders.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.9 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

IN WITNESS WHEREOF Acquiror and Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EQUINOX GOLD CORP.

By:	(signed) "Greg Smith"
Name: Greg Smith
Title: President, Chief Executive Officer and Director

By:	(signed) "Susan Toews"
Name: Susan Toews
Title: General Counsel

CALIBRE MINING CORP.

By:	(signed) "Darren Hall"
Name: Darren Hall
Title: President, Chief Executive Officer and Director

Signature Page to Arrangement Agreement

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"Acquiror" means Equinox Gold Corp.;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"Acquiror Restricted Share Unit Plan" means the restricted share unit plan of Acquiror adopted by Acquiror shareholders on May 4, 2022, as amended;

"Acquiror Stock Option Plan" means the stock option plan adopted by Acquiror shareholders on May 15, 2020, as amended;

"affiliate" shall have the meaning ascribed thereto in the Securities Act (British Columbia);

"Arrangement" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of Company and Acquiror, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated February 23, 2025 between Acquiror and Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

"Company" means Calibre Mining Corp.;

"Company Incentive Plan" means the amended and restated long term-incentive plan of Company adopted by the Company Shareholders on January 24, 2024, as amended;

"Company Meeting" means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Company Note" means the convertible notes of Company;

"Company Noteholder" means a holder of one or more Company Notes;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan;

"Company Option In-The Money Amount" in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Company Optionholders" means the holders of Company Options;

"Company PSUs" means a performance share unit issued pursuant to the Company Incentive Plan;

"Company PSU Holder" means a holder of one or more Company PSUs;

"Company RSU" means a restricted share unit issued pursuant to the Company Incentive Plan;

"Company RSU Holder" means a holder of one or more Company RSUs;

"Company SAR" means a stock appreciation right issued pursuant to the Company SAR Plan;

"Company SAR Holder" means a holder of one or more Company SARs;

"Company SAR Plan" means the cash-settled stock appreciation rights plan of the Company;

"Company Securityholders" means the Company Shareholders and the Company Optionholders;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of Company, as currently constituted;

"Company Warrants" means the common share purchase warrants of Company;

"Company Warrantholder" means a holder of one or more Company Warrants;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.31 of an Acquiror Share for each Company Share;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1;

"Dissent Shares" means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 4 of this Plan of Arrangement (provided that Dissent Rights of such Dissenting Shareholder has not terminated or ceased to apply with respect to such shares);

"Dissenting Shareholder" means a registered holder of Company Shares who has (i) duly and validly exercised Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1 hereto, the Interim Order and the Final Order and (ii) who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"DRS" shall have the meaning ascribed thereto in Section 3.5;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Exchange Ratio" means 0.31 of an Acquiror Share for each Company Share;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Company and Acquiror, acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Company and Acquiror, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Acquiror, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" means (a) any multinational, federal, provincial, territorial, state, tribal, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, made pursuant to Section 291 of the BCBCA following the application contemplated by Section 2.3(a) of the Arrangement Agreement, in form and substance acceptable to both Company and Acquiror, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Company and Acquiror, each acting reasonably);

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

"Legacy Marathon Stock Option Plan" the amended and restated rolling stock option plan of Marathon dated November 15, 2010, as amended on August 10, 2020 and June 7, 2023;

"Legacy Marathon Options" means the outstanding options to purchase Company Shares granted under the Legacy Marathon Stock Option Plan;

"Legacy Marathon Optionholders" means the holders of Legacy Marathon Options;

"Liens" "means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Parties" means, Company and Acquiror and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court, with the consent of Company and Acquiror, each acting reasonably;

"Replacement Option" shall have the meaning ascribed thereto in Section 3.1(f);

"Replacement Option In-The Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"U.S. Securities Act" means the United States Securities Act of 1933; and

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of United States.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon Acquiror, Company, the Depositary, all registered and beneficial Company Shares, including Dissenting Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders, Company Warrantholders, the registrar and transfer agent in respect of the Company Shares, and all other persons.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a) each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) (subject to any applicable withholdings pursuant to Section 5.4), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder's name shall be removed from the register of Company RSUs maintained by or on behalf of Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b) each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) (subject to any applicable withholdings pursuant to Section 5.4), and shall cease to represent a performance share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company PSU shall be immediately cancelled by the Company and the holders of such Company PSUs shall cease to be holders thereof and to have any rights as Company PSU Holders. Each Company PSU Holder's name shall be removed from the register of Company PSUs maintained by or on behalf of Company and all agreements relating to the Company PSUs shall be terminated and shall be of no further force and effect;

(c) each Company SAR outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment by the Company (using Company's own funds not funds directly or indirectly provided by Acquiror or its affiliates) equal to the amount of the fair market value of the Company Share immediately before the Effective Time (calculated in accordance with the requirements of the Company SAR Plan), less any required withholding taxes.

(d) immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Company (free and clear of any Liens of any nature whatsoever) and cancelled, and Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with Article 5, and:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1 out of reserves established by the Company therefore; and

(ii) such Dissenting Shareholder's names shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company;

(e) each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Acquiror or its affiliates, but including any Company Shares issued pursuant to Section 3.1(a) and Section 3.1(b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Acquiror (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and

(A) each holder of such Company Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(B) the name of each such holder shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company; and

(C) Acquiror shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f) each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for an option (each a "Replacement Option") to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Company Option In-The Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Company Option In-The Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. The Replacement Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Replacement Option, including any outstanding Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Acquiror following thirty days after the Effective Time, shall be the lesser of (A) the current expiry date of the Company Option; and (B) the date that is twelve months following the Effective Time. Except as set out above, term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Company Option for which it is exchanged and, for greater certainty, each Replacement Option shall continue to be governed by and be subject to the terms of the Company Incentive Plan and the agreement evidencing the grant of such Company Option with respect to such terms and conditions. To the extent that the terms of the Replacement Option confers any additional benefit to the holder thereof as compared to the Company Option so exchanged, the terms of the Replacement Option shall be deemed such that any such benefit is not conferred. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued; and

(g) Acquiror shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Acquiror.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Legacy Marathon Options

The Legacy Marathon Options outstanding immediately prior to the Effective Time will be adjusted in accordance with their respective terms and the terms of the Legacy Marathon Stock Option Plan, and shall, for greater certainty, remain exercisable until their original expiry date.

3.3 Company Notes

In accordance with the terms of each of the Company Notes, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Notes immediately prior to the Effective Time. Each Company Note shall continue to be governed by and be subject to the terms of the applicable Company Note certificate, subject to any supplemental exercise documents issued by Acquiror to Company Noteholders to facilitate the exercise of the Company Notes and the payment of the corresponding portion of the exercise price thereof. Company Noteholders will be advised that securities issuable upon the exercise of the Company Notes in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.4 Company Warrants

In accordance with the terms of each of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate, subject to any supplemental exercise documents issued by Acquiror to Company Warrantholders to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Company Warrantholders will be advised that securities issuable upon the exercise of the Company Warrants in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration ("DRS") advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares to which they are entitled pursuant to Section 3.1.

3.6 Acquiror Shares

(a) No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and

(b) All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than Acquiror and its affiliates) as of the record date of the Company Meeting may exercise rights of dissent ("Dissent Rights") with respect to all (but not less than all) Company Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that, notwithstanding section 242 of the BCBCA, the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Company, free and clear of all Liens, as provided in Section 3.1(d) and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Company Shares, less applicable withholding Taxes in accordance with Section 5.4, by Company (using Company's own funds not funds directly or indirectly provided by Acquiror or its affiliates), which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(e) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall Acquiror, Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.

(b) For greater certainty, in addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Note, Company Warrant, Company PSU, Company RSU, Legacy Marathon Option or Company SAR; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

(c) In no case shall Acquiror, Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs, and Company shall be recorded as the registered holder of such Company Shares and shall be deemed to be the legal owner of such Company Shares.

ARTICLE 5

DELIVERY OF ACQUIROR SHARES

5.1 Delivery of Acquiror Shares

Upon surrender to the Depositary for cancellation of a certificate or a DRS advice-statement that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS advice-statement under the BCBCA and the constating documents of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS advice-statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4 Withholding Rights

Acquiror, Company, the Depositary, and their respective agents, as applicable (in this paragraph, the "payor"), shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under the Plan of Arrangement and Arrangement Agreement (including any payment to Dissenting Shareholders and from all dividends or other distributions otherwise payable to any former Company Securityholders) such amounts as the payor is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor. Each payor is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting commissions payable, and reasonable fees and expenses) to the payor to enable it to comply with such deduction or withholding requirement and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and no payor shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares shall be terminated as of such final proscription date.

5.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs, Company PSUs, Company SARs, Legacy Marathon Options, Company Notes or Company Warrants issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders (other than Acquiror or any of its affiliates), Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders, Company, Acquiror, the Depositary and any transfer agent or other depositary therefore in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company PSUs, Company SARs, Legacy Marathon Options, Company Notes or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Acquiror and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Acquiror and the Company (each acting reasonably), may be proposed by Acquiror and Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Company (each acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Securityholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and Company without the approval of or communication to the Court or the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders, provided that it concerns a matter which, in the reasonable opinion of Acquiror and Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that (i) all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) all Replacement Options to be issued to Company Optionholders in exchange for their Company Options pursuant to this Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Company Securityholders will be asked to pass at the Company Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1) the arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Equinox Gold Corp. ("Acquiror") and Calibre Mining Corp. ("Company") and securityholders of Company, all as more particularly described and set forth in the notice of meeting and management information circular (the "Circular") of the Company dated [●], 2025 (as the Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2) the arrangement agreement among the Acquiror and the Company dated February 23, 2025, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Arrangement Agreement") and all the transactions contemplated therein, the actions of the directors of Company in approving the Arrangement and the actions of the directors and officers of Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;

(3) the plan of arrangement, as it may be or has been amended (the "Plan of Arrangement") involving Acquiror, Company and securityholders of Company and implementing the Arrangement, the full text of which is set out in Schedule "A" to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4) Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(5) notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the securityholders of Company or that the Arrangement has been approved by the Court, the directors of Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the securityholders of Company to:

a. modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b. subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(6) any director or officer of Company is hereby authorized and directed for and on behalf of Company to execute, whether under corporate seal of Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7) any one or more directors or officers of Company is hereby authorized, for and on behalf and in the name of Company, to execute and deliver, whether under corporate seal of Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

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a. all actions required to be taken by or on behalf of Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b. the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

ACQUIROR RESOLUTION

The text of the Acquiror Resolution which the Acquiror Shareholders will be asked to pass at the Acquiror Meeting is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1) Equinox Gold Corp. ("Acquiror") is hereby authorized to issue up to [●] common shares in the capital of Acquiror (the "Acquiror Shares") as is necessary to allow Acquiror to acquire 100% of the issued and outstanding common shares of Calibre Mining Corp. ("Company") pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the "Plan of Arrangement") in accordance with the arrangement agreement dated February 23, 2025 among Acquiror and Company (as it may be amended, modified or supplemented, the "Arrangement Agreement"), as more particularly described in the notice of meeting and management information circular of Acquiror dated [●], 2025, including, but not limited to, the issuance of Acquiror Shares upon the exercise of convertible securities of the Acquiror issued in replacement of convertible securities of the Company and the issuance of Acquiror Shares for any other matters contemplated by or related to the Arrangement;

(2) Notwithstanding that this resolution has been passed by shareholders of Acquiror, the directors of Acquiror are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Acquiror; and

(3) Any director or officer of Acquiror is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Acquiror, to execute or cause to be executed, under the seal of Acquiror or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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SCHEDULE D

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Company

  See items listed in the Company Disclosure Letter

  TSX approval of the delisting of the Company Shares following completion of the Arrangement

Acquiror

  See items listed in the Acquiror Disclosure Letter

  Approval of the listing and posting for trading on the TSX and the NYSE American, in the case of the TSX subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Acquiror Shares underlying the Replacement Options, the Acquiror Shares underlying the Legacy Marathon Options, the Acquiror Shares underlying the Company Notes and the Acquiror Shares underlying the Company Warrants at the Effective Time.

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SCHEDULE E

TO THE ARRANGEMENT AGREEMENT

ACQUIROR MANAGEMENT

Greg Smith shall remain as Chief Executive Officer of Acquiror, reporting to the Board of Directors, and shall continue to undertake the role and responsibilities typical of a Chief Executive Officer of a large public mining company, including overall strategic leadership and corporate management.

Darren Hall shall be appointed President & Chief Operating Officer of Acquiror, reporting to, and working closely with, the Chief Executive Officer. Darren shall have the role and responsibilities typically associated with a Chief Operating Officer of a large public mining company, including oversight of mine operations, technical services, exploration, projects, and sustainability, including all staffing decisions related to such categories, as well as any additional responsibilities as determined by the Chief Executive Officer.

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